                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13E-3

                               (AMENDMENT NO. 2)

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 AND RULE 13-E THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                           UNIFAB INTERNATIONAL, INC.
                                (Name of Issuer)

                 MIDLAND FABRICATORS AND PROCESS SYSTEMS, L.L.C.
                            MIDLAND ACQUISITION, INC.
                                WILLIAM A. HINES
                            JEANNE M. HINES MCDANIEL
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                              --------------------

                                    90467L209
                      (CUSIP Number of Class of Securities)

--------------------------------------------------------------------------------

                 MIDLAND FABRICATORS AND PROCESS SYSTEMS, L.L.C.
                            MIDLAND ACQUISITION, INC.
                              c/o William A. Hines
                           3636 N. CAUSEWAY, SUITE 300
                            METAIRIE, LOUISIANA 70002
                         Telephone Number (504) 837-5766

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:

--------------------------------------------------------------------------------

                               Virginia Boulet, Esq.
                                Adams and Reese LLP
                               4500 One Shell Square
                           New Orleans, Louisiana 70139
                                  (504) 581-3234

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

      a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c. [ ] A tender offer.

      d. [X] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

      Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
      $177,943.20                                          $22.55

      * Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Exchange Act. This calculation assumes the purchase of 889,716 shares of common stock, par value $0.01 per share, of UNIFAB International, Inc. at a price of $0.20 per share. Such number of shares represents the sum of 8,997,913 shares of UNIFAB common stock outstanding as of September 30, 2004 less the 8,107,100 shares of UNIFAB common stock held by Midland and 1,097 shares of UNIFAB common stock held by William
A. Hines.

      [ ] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: N/A                                   Filing Party: N/A
Form or Registration No.: N/A                                 Date Filed: N/A

================================================================================

                               SUMMARY TERM SHEET


     This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving UNIFAB International, Inc. ("UNIFAB") and Midland Acquisition, Inc. ("Midland Acquisition"), how it affects you, what your rights are with respect to the merger as a shareholder of UNIFAB and the position of the people listed on the cover of this Schedule 13E-3 above the caption "Name of Person(s) Filing Statement," on the fairness of the merger to you. This summary provides an overview of all material matters presented in this Transaction Statement and all accompanying documents. The proposed transaction described in this Transaction Statement has not been approved by the Board of Directors of UNIFAB or any special committee of independent directors of UNIFAB, and it is not subject to any vote of the shareholders of UNIFAB who are not affiliated with Midland Acquisition. From March 14, 2001 through August 13, 2002, neither Midland nor any affiliate of Midland was an officer or director of UNIFAB. Any information set forth herein about UNIFAB during that period has been included in substantial reliance upon the accuracy and completeness of UNIFAB's public filings with the Securities and Exchange Commission during that time period or from press releases by UNIFAB.



PURPOSE OF THE MERGER (PAGE 2).

      Midland Acquisition is a wholly owned subsidiary of Midland Fabricators and Process Systems, L.L.C., a Louisiana limited liability company ("Midland"). William A. Hines and Jeanne M. Hines McDaniel each owns approximately 45% of Midland, and Mr. Hines also owns 1,097 shares of UNIFAB common stock. Mr. Hines is a director and officer of UNIFAB. Immediately prior to the merger discussed below, Midland and Mr. Hines will contribute their outstanding shares of UNIFAB's common stock to Midland Acquisition, including 771,000 shares that Midland has recently acquired by the conversion of $2,698,500 of a convertible debenture of UNIFAB that Midland owns. After these contributions, Midland Acquisition will own more than 90% of UNIFAB's issued and outstanding shares. Midland will then cause Midland Acquisition to merge with and into UNIFAB as a means of acquiring all of the other shares of UNIFAB common stock.

PRINCIPAL TERMS OF THE MERGER.

      The Merger (page 24). Midland recently formed Midland Acquisition as a vehicle to accomplish the merger in a way that will result in UNIFAB being a wholly-owned subsidiary of Midland. As the holder of more than 90% of UNIFAB's outstanding shares of common stock, Midland Acquisition will have the right to effect the merger in this "short form" manner under Louisiana Business Corporation Law Section 112G. Midland Acquisition will not seek, and it does not require the approval of the directors of UNIFAB for the merger. Shareholders of UNIFAB other than Midland Acquisition will not be entitled to vote their shares with respect to the merger. The board of directors of UNIFAB has not taken any action with respect to the merger, and to the knowledge of Midland does not make any recommendations to the shareholders of UNIFAB with respect to the merger.

      Merger Consideration (page 1). As a result of the merger, each share of stock held by the public shareholders of UNIFAB unaffiliated with Midland will be converted into the right to receive $0.20 in cash from Midland Acquisition after the merger. The merger consideration of $0.20 per share is substantially below prices at which shares of UNIFAB common stock have traded over the past year. According to Yahoo.com, on November 11, 2004, shares of common stock of UNIFAB traded at $0.30 on the over-the-counter market.


      UNIFAB Shares Outstanding; Ownership by Midland and Midland Acquisition, Inc. (page 1). As of September 30, 2004, a total of 8,997,913 shares of UNIFAB common stock were outstanding, of which Midland owned a total of 8,107,100, representing 90.1% of the total outstanding shares of UNIFAB common stock.

William A. Hines owned 1,097 shares of UNIFAB common stock, representing less than 1% of the outstanding common stock of UNIFAB on September 30, 2004, and will contribute his shares to Midland Acquisition prior to the merger.

      Payment for Shares (page 24). Midland Acquisition will pay you for your shares of UNIFAB common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Certificate of Merger and a Letter of Transmittal, which will be mailed to shareholders of record of UNIFAB within ten calendar days following the date the merger becomes effective, along with the Certificate of Merger. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed letter of transmittal will have the effect of waiving your dissenters' rights described below. See Item 4 "Terms of the Transaction" beginning on page 24 of this Schedule 13E-3.

      Source and Amount of Funds or Other Consideration (page 31). Midland expects that the total amount of funds needed by Midland Acquisition to pay for UNIFAB common stock in the merger, and to pay related fees and expenses, will be approximately $285,443.20, assuming no outstanding options or warrants to acquire UNIFAB common stock are exercised prior to the merger. Midland Acquisition will obtain these funds from Midland in the form of capital contributions.

      Change in Plans (page 31). Midland has the right to change its plan to effect the merger at any time. Midland has no legal obligation to effect the merger, and may decide not to effect the merger if Midland determines that the merger is not in the best interest of UNIFAB or Midland, for any reason.

BACKGROUND OF THE PROPOSED TRANSACTION


      Traditionally, and prior to its initial public offering in September 1997, UNIFAB was engaged in the custom fabrication of decks and modules of drilling and production equipment weighing up to 3,500 tons for offshore oil and gas platforms, with special expertise in the fabrication of decks with complex piping requirements. From 1998 through 2001, UNIFAB used the cash proceeds of its initial public offering and borrowed under its credit facility to make acquisitions of various businesses with a view to providing services to the oil and gas industry that were beyond UNIFAB's traditional expertise. In most cases, these acquisitions were made without an overall acquisition strategy or a related business plan and the management and operations of the acquired companies were not integrated efficiently into UNIFAB. Each acquired company contributed operating losses almost immediately after being acquired. Accordingly, UNIFAB not only spent its cash reserves on this acquisition strategy, but it borrowed money that could not be repaid from the company's dwindling cash flow. UNIFAB suffered at this time from lack of competent operations management, as UNIFAB's best managers, in a disagreement with UNIFAB's chief executive officer, resigned as a group in April 1998 and went to work for an offshore maintenance company, which has since become UNIFAB's largest competitor for deck and platform fabrication at the Port of Iberia. By the end of 2001, UNIFAB was not in compliance with its covenants under its credit facility and UNIFAB's viability as a company was in question.



      In the summer of 2001, UNIFAB engaged Dain, Rauscher, Wessels, an independent national investment banking firm, to seek possible merger partners or acquirors of UNIFAB. Materials were prepared to describe UNIFAB to potential suitors. By September 2001, after extensive efforts by Dain, Rauscher, no party had indicated an interest in acquiring UNIFAB in a transaction that provided value to common shareholders. In September, after a meeting with representatives of Dain, Rauscher and UNIFAB's secured creditors, the Board committed to replace Mr. Berard from his position as chairman of the board and chief executive officer of the company. See "Background of the Proposed Transaction" beginning on page 2 for a more complete description of the circumstances giving rise to the proposed transaction.


      In August 2002, Midland acquired a controlling interest in UNIFAB in a transaction that is described beginning on page 27. Midland was aware that UNIFAB's audited financial statements for the period ended December 31, 2001 indicated that there was "substantial doubt" about UNIFAB's ability "to continue as a going concern." At the time that Midland acquired its interest in UNIFAB, it was Midland's hope that conditions in the offshore fabrication industry would improve and, with the financial assistance that Midland could provide, UNIFAB would become a profitable company. Since August 2002, however, industry conditions have not improved substantially, and UNIFAB's financial condition and results of operations have not improved despite significant financial assistance from Midland.

      Midland is unwilling to provide financial support to UNIFAB indefinitely. Midland does not believe that UNIFAB is likely to become profitable in the near future and that all resources of UNIFAB should be conserved. Midland believes that UNIFAB cannot afford the expenses associated with being a public company, including substantial additional expenses that would be required in late 2004 and thereafter, as UNIFAB would have to comply with the Sarbanes Oxley Act and the rules and regulations thereunder. In order to conserve these resources, Midland has decided that UNIFAB should "go private."

      Louisiana law allows Midland, as a 90% shareholder of UNIFAB, to take UNIFAB private in a short-form merger. Such a transaction requires corporate action solely on the part of Midland; the shareholders of UNIFAB and the board of directors of UNIFAB do not play any role in such transaction. The short-form merger is therefore the most inexpensive way to effect a going private transaction under the circumstances, and has therefore been chosen by Midland as the structure for this transaction. In a short-form merger, the company going private is merged with its 90% shareholder, and the minority shareholders are paid cash compensation for their shares that the amount of which is established unilaterally by the majority shareholder. Minority shareholders who are dissatisfied with the amount of compensation they are entitled to receive may elect to exercise their dissenters rights. Your dissenters rights are explained in detail below, beginning on page 25.

      Midland engaged the services of an independent financial consultant to advise on the value of UNIFAB common stock. That firm advised Midland that a share of UNIFAB common stock would have no fair value. Midland determined that, at the effective time of the short-form merger, it would nonetheless pay $.20 per share for every minority share of UNIFAB common stock. This price is between the value that Midland's independent advisor has indicated and the market price at which UNIFAB common stock has been trading over the past year. It is not necessarily the value that the Louisiana district court of New Iberia Parish would award to minority shareholders who elect to exercise their dissenters' rights.


      While Midland currently intends to take UNIFAB private through a short-form merger, until the time that the merger is effected, Midland will consider any other alternative that would maximize shareholder value and yield more than $.20 per share for the common shareholders of UNIFAB. For example, since Midland engaged the firm of Chaffe & Associates, Inc. to consider the fairness of the proposed merger transaction, Midland has engaged in discussions with Dynamic Industries, Inc. regarding an acquisition of UNIFAB. Those discussions ceased because, as Midland appreciated its position, Dynamic Industries was interested only in a transaction involving the acquisition of certain of UNIFAB's assets, and was not interested in a transaction that would have ascribed value to the common stock of UNIFAB. Midland believes, based in part on advice received by its independent financial advisor, that the proposed merger is more favorable to shareholders of UNIFAB than would be any transaction involving a liquidation of UNIFAB (whether pursuant to federal bankruptcy laws or otherwise) in which the common stock of UNIFAB would not receive any value.



THE FILING PERSONS' POSITION OF THE FAIRNESS OF THE MERGER (PAGE 7).

      Midland, Midland Acquisition and William A. Hines have each concluded that the merger of Midland Acquisition and UNIFAB is both substantively and procedurally fair to the shareholders of UNIFAB unaffiliated with Midland, based primarily on the factors as set out in "Special Factors - Purposes, Alternatives, Reasons and Effects" beginning on page 2, and "- Fairness of the Transaction" beginning on page 7. Jeanne M. Hines McDaniel, one of the Filing Persons, is not an officer or director of Midland, Midland Acquisition or UNIFAB. Mrs. McDaniel is a 45.5% shareholder of Midland, but has never taken any role in the management of Midland and is unfamiliar with its operations or the operations of UNIFAB. Mrs. McDaniel takes the position that the merger is fair to the shareholders of UNIFAB, having reached this position by adopting the analysis and opinion of Chaffe & Associates and William Hines. The primary reasons that the other Filing Persons believe the merger to be fair to the shareholders of UNIFAB are as follows:


   - The merger price of $.20 per share is higher than the fair value of a share of UNIFAB common stock, as determined by Chaffe & Associates, Inc., an independent financial consultant to Midland.



   - The merger price of $.20 per share is more than the holder of a share of UNIFAB common stock would realize upon a liquidation of UNIFAB, as determined by Chaffe & Associates, Inc.

   - Shareholders of UNIFAB who are not satisfied with the merger price will have the right to dissent from the merger, and have a court determine the fair value of their shares. If the merger were not a short-form merger, but was a typical corporate merger under Louisiana law, the fact that it would be approved by 80% of the voting power of the company (which Midland, alone, holds) would eliminate dissenters' rights for minority shareholders. Accordingly, the short-form merger structure provides a remedy for minority shareholders that would not normally be available under Louisiana law.



   - The market for UNIFAB's common stock has been extremely illiquid since the stock was delisted from trading on the NASDAQ SmallCap Market in June 2004. The short-form merger transaction represents an opportunity for all shareholders of UNIFAB who are not affiliated with Midland to receive a cash payment for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of UNIFAB's common stock. Additionally, the short-form merger transaction will allow the cash payment to such shareholders without incurring a charge for broker fees.


CONSEQUENCES OF THE MERGER (PAGE 4).

      Completion of the merger will have the following consequences:

   - UNIFAB will be a privately held corporation, with Midland owning 100% of the equity interest in UNIFAB and its business.

   - Only the holders of the stock of Midland will have the opportunity to participate in the future earnings and growth, if any, of UNIFAB. Similarly, only the holders of the stock of Midland will face the risk of losses generated by UNIFAB's operations or the risk of a decline in value of UNIFAB after the merger.

   - The shares of UNIFAB common stock will no longer be publicly traded, so UNIFAB will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Schedule 13E-3.

   - Subject to the exercise of statutory dissenters' rights, each share of UNIFAB common stock held by UNIFAB's public shareholders unaffiliated with Midland will be converted into the right to receive $0.20 per share in cash, without interest.

The items set forth in the bullet points above should be read in conjunction with the information set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger -- Effects" beginning on page 4.

CONDITIONS TO THE MERGER (PAGE 31).

      Midland Acquisition has no legal obligation to consummate the merger as planned. Midland Acquisition may, in its sole discretion, determine not to close the merger at any time. Specifically, should shareholders take legal action to enjoin the merger, Midland Acquisition may determine not to proceed with the merger, but instead to liquidate UNIFAB. Should a third party offer to purchase UNIFAB on terms acceptable to Midland, Midland would not proceed with the merger. The persons filing this Schedule 13E-3 believe that shareholders of UNIFAB, including Midland Acquisition, may not recover any value for their shares of common stock in the event of a liquidation.

DISSENTERS' RIGHTS (PAGE 25).

      You have a statutory right to demand payment of the fair value of your shares of UNIFAB common stock as determined in a judicial appraisal proceeding in accordance with Section 131 of the Louisiana Business Corporation Law. The value determined by the court may be more or less than the $0.20 per share in cash offered in the merger. In order to qualify for these rights, you must send to UNIFAB a written demand for the fair value of your shares within 20 days after the date Midland mails to you a copy of the Certificate of Merger and otherwise comply with the procedures for exercising dissenters' rights set forth in the Louisiana Business Corporation Law. The statutory right of dissent is set out in Section 131 of the Louisiana Business Corporation Law and is complicated. A copy of Section 131 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Shareholders seeking to exercise their dissenters' rights are encouraged to seek advice from legal counsel. See Item 4(d) "Terms of the Transaction - Appraisal Rights" beginning on page 25 of this Schedule 13E-3.

WHERE YOU CAN FIND MORE INFORMATION (PAGE 20).

      More information regarding UNIFAB is available from its public filings with the Securities and Exchange Commission, referred to herein as the "Commission." See Item 2 "Subject Company Information" and Item 3 "Identity and Background of the Filing Persons" beginning on pages 20 and 22, respectively, of this Schedule 13E-3. If you have any questions about the merger, please contact UNIFAB's corporate secretary, Martin K. Bech at (337) 367-8291.

                                  INTRODUCTION

      This Transaction Statement on Schedule 13E-3 is being filed jointly by Midland Fabricators and Process Systems, L.L.C., a Louisiana limited liability company ("Midland"), Midland Acquisition, Inc., a Louisiana corporation and a wholly owned subsidiary of Midland ("Midland Acquisition"), William A. Hines ("Hines") and Jeanne M. Hines McDaniel. These persons are collectively referred to in this Schedule 13E-3 as the "Filing Persons." This Schedule 13E-3 is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder, in connection with a short-form merger of Midland Acquisition with and into UNIFAB International, Inc. ("UNIFAB"), under Section 112G of the Louisiana Business Corporation Law. The effective date of the merger is expected to be November 5, 2004 or as soon as possible thereafter.

      As of September 30, 2004, there were 8,997,913 issued and outstanding shares of common stock, $0.01 par value per share, of UNIFAB, of which 8,107,100 shares were held by Midland and 1,097 shares were held by Hines (representing, in the aggregate, approximately 90.1% of the total shares of UNIFAB common stock outstanding). Midland and Hines intend to contribute the shares of UNIFAB common stock that they own to Midland Acquisition immediately before the merger.

      At the effective time of the merger, Midland Acquisition will be merged with and into UNIFAB, and UNIFAB will become a wholly-owned subsidiary of Midland. Upon the consummation of the merger, each share of UNIFAB's common stock issued and outstanding immediately prior to the merger (other than shares of common stock held by Midland Acquisition and shareholders of UNIFAB who properly exercise dissenters' rights under Louisiana law) will be converted into the right to receive $0.20 in cash, without interest, upon surrender of the certificate for such share of UNIFAB common stock to Computershare Investor Services, which is UNIFAB's transfer agent. The transfer agent's address and telephone number are: 350 Indiana Street, Suite 800, Golden, Colorado 80401,
Attn: Shareholder Services, (303) 262-0600.

      Midland determined the price per share to be paid for outstanding shares of UNIFAB common stock in the merger based, in part, upon the advice of Chaffe & Associates, Inc., an independent investment banking firm that appraised the fair value of UNIFAB common stock.

      Instructions with regard to the surrender of stock certificates will be set forth in a Letter of Transmittal, which documents will be mailed, together with a copy of the Certificate of Merger, to shareholders of record of UNIFAB on or immediately following the date of the merger. These documents should be read carefully.

      As of September 30, 2004, options to purchase a total of 49,973 shares of common stock were outstanding under UNIFAB's Long-Term Incentive Plan and UNIFAB's Employee Long-Term Incentive Plan. The exercise prices of these options range from $3.50 per share to $180.00 per share. Each outstanding option to purchase shares of UNIFAB's common stock will either be cancelled on the effective date of the merger (assuming the holder of the option agrees to a cancellation) or would remain outstanding pursuant to its terms. In addition, as of September 30, 2004, warrants to purchase 6,000 shares of UNIFAB common stock at a price of $95.00 per share were held by an investment banking firm with which UNIFAB had done business, which will remain outstanding in accordance with its terms. As all outstanding stock options and warrants have exercise prices that are substantially greater than $.20; it is unlikely that any such option or warrant would be exercised.


      Under Louisiana law, no action is required by the board of directors or the shareholders of UNIFAB, other than Midland Acquisition, for the merger to become effective. Midland Acquisition's board of directors has approved the merger. UNIFAB will be the surviving corporation in the merger. After the merger, Midland will be the only shareholder of UNIFAB.

      This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons (except for Jeanne
M. Hines McDaniel), including statements concerning the Filing Persons' strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

                                 SPECIAL FACTORS

BACKGROUND OF THE PROPOSED MERGER


      Traditionally, and prior to its public offering in September 1997, UNIFAB was engaged in the custom fabrication of decks and modules of drilling and production equipment weighing up to 3,500 tons for offshore oil and gas platforms, with special expertise in the fabrication of decks with complex piping requirements. From 1998 through 2001, UNIFAB used the cash proceeds of its initial public offering and borrowed under its credit facility to make acquisitions of various businesses with a view to providing services to the oil and gas industry that were beyond UNIFAB's traditional expertise. In most cases, these acquisitions were made without an overall acquisition strategy or a related business plan and the management and operations of the acquired companies were not integrated efficiently into UNIFAB. Each acquired company contributed operating losses almost immediately after being acquired. Accordingly, UNIFAB not only spent its cash reserves on this acquisition strategy, but it borrowed money that could not be repaid from the company's dwindling cash flow. UNIFAB suffered at this time from lack of competent operational management as UNIFAB's best managers, in a disagreement with UNIFAB's chief executive officer, resigned as a group in April 1998 and went to work for an offshore maintenance company, which has since become UNIFAB's largest competitor for deck and platform fabrication at the Port of Iberia.



      The consequences of UNIFAB's loss of experienced operational management and its acquisition strategy became very apparent in 2001. On March 14, 2001, William Hines resigned from the board of directors. Mr. Hines was frustrated by the refusal of UNIFAB's chairman of the board and chief executive officer to address the lack of operational management and the company's inability to integrate properly or to manage its acquired businesses. During each fiscal quarter of 2001, UNIFAB suffered net losses. By the third quarter of 2001, UNIFAB began to write off its investment in a number of its acquisitions and to cease doing business at several acquired locations. Meanwhile, the buildings and equipment at UNIFAB's main facility at the Port of Iberia were in disrepair, reflecting a lack of basic maintenance and necessary capital investment, as Mr. Berard had focused on acquisitions and endless letter writing to public officials on matters unrelated to UNIFAB's operations. At the end of the third quarter 2001, UNIFAB's chief executive officer, Mr. Dailey Berard, was replaced by Jerome Chojnacki, a consultant with expertise in "turn around and work out consulting." By the end of 2001, UNIFAB was not in compliance with its covenants under its credit facility and UNIFAB's ability to continue as a going concern was in question, according to its independent auditors.



      In early January 2002, Mr. Chojnacki visited with Mr. Hines in his Metairie, Louisiana office. He asked Mr. Hines to consider acquiring UNIFAB or making a significant investment in UNIFAB. At that time, Mr. Hines indicated that he would consider acquiring UNIFAB's assets in a bankruptcy, but was not interested in acquiring an equity interest in a company that was as financially weak as UNIFAB. Mr. Chojnacki indicated that management of the company was not interested in placing UNIFAB in bankruptcy, and would seek out other potential acquirors or investors. At that time, discussions between Mr. Hines and UNIFAB terminated.



      In the spring of 2002, management of UNIFAB again entered into discussions with Mr. Hines concerning a possible acquisition of, or investment in, UNIFAB. Midland was formed at that time for the purpose of pursuing the possible acquisition of the secured debt of UNIFAB. Midland immediately contacted UNIFAB's secured creditors to discuss possible payment terms. Midland believes that, during this time period, UNIFAB's new management team may have continued to pursue other alternatives to avoid an involuntary bankruptcy filing by UNIFAB's secured creditors. By mid March 2002, Midland had agreed to terms with UNIFAB's secured creditors and commenced negotiations with UNIFAB's board of directors.



      Between mid March 2002 and April 26, 2002, representatives of Midland and representatives of UNIFAB, including UNIFAB's independent board members, held numerous meetings to negotiate the terms of a transaction acceptable to both parties. At the insistence of UNIFAB's board, Midland agreed to a covenant by UNIFAB to maintain the listing of its shares on the NASDAQ for at least two years. Midland also agreed that after the transaction, Midland would cause UNIFAB to conduct a rights offering pursuant to which UNIFAB shareholders would be offered the right to purchase shares of UNIFAB common stock at the same price as the conversion price of Midland's convertible debenture. The parties also arrived at the financial terms embodied in the Midland-UNIFAB Agreement.



      Midland believes that its offer may have been one of a number of transactions considered simultaneously by UNIFAB's board of directors (including a possible transaction involving Twin Brothers, Inc.), and Midland believes that UNIFAB's board of directors ultimately chose Midland's offer because it maximized shareholder value and because Midland had come to terms with UNIFAB's secured creditors, offering the company a transaction that provided immediate solvency and working capital. On April 26, 2002, the Midland-UNIFAB agreement was entered into, and the closing was consummated on August 13, 2002. A description of that transaction is set forth beginning on page 27 below.


      In August 2002, Midland acquired a controlling interest in UNIFAB in a transaction that is described beginning on page 27. Midland was aware that UNIFAB's audited financial statements for the period ended December 31, 2001 indicated that there was "substantial doubt" about UNIFAB's ability "to continue as a going concern." At the time that Midland acquired its interest in UNIFAB, it was Midland's hope that conditions in the offshore fabrication industry would improve and, with the financial assistance that Midland could provide, UNIFAB would become a profitable company. Since August 2002, however, industry conditions have not improved substantially, and UNIFAB's financial condition and results of operations have not improved despite significant financial assistance from Midland.

      Midland is unwilling to provide financial support to UNIFAB indefinitely. By the summer of 2004, Midland had determined that UNIFAB was not likely to become profitable in the near future and that all resources of UNIFAB should be conserved. At that time, Midland began to consider various strategic alternatives for conserving the resources of UNIFAB. Midland noted that UNIFAB could not afford the expenses associated with being a public company, including substantial additional expenses that would be required in late 2004 and thereafter, as UNIFAB would have to comply with the Sarbanes Oxley Act and the rules and regulations thereunder. In order to conserve UNIFAB's resources, Midland decided that, by the end of 2004, UNIFAB should "go private," be sold to a third party or be liquidated. Midland also determined that, whatever strategy adopted with respect to the entire company, in the meantime UNIFAB's facility in Lake Charles, Louisiana should be shut down and sold and that UNIFAB's Allen Tank subsidiary should be shut down and liquidated.


      In 2004, as a result of UNIFAB's operating losses, Midland began considering the benefits and detriments of each strategic alternative for UNIFAB. Midland discussed possible acquisitions with The Shaw Group and Dynamic Industries, two companies that had indicated an interest in acquiring all or part of UNIFAB during the period that Midland was negotiating with UNIFAB. Discussions with The Shaw Group were of a preliminary nature and terminated without any offer being proposed by The Shaw Group. Dynamic Industries has thus far exhibited interest only in a transaction involving the acquisition of certain of UNIFAB's assets, and has not proposed a transaction that would ascribe any value to the common stock of UNIFAB.



      Prior to the Midland-UNIFAB transaction, UNIFAB closed down its Oil Barges, Inc. operations. Since the Midland-UNIFAB transaction, UNIFAB has closed down or tried to sell many of the other assets and facilities that UNIFAB acquired after its initial public offering. In June 2003, UNIFAB closed down its British operation, Allen Process Systems, Ltd. Additionally, UNIFAB has closed Compression Engineering Services, Inc. and has consolidated and greatly reduced its Allen Process Systems, LLC operations, and has closed its Lake Charles operations. On September 7, 2004, UNIFAB engaged a broker to try to sell its Lake Charles and Allen Process Systems facilities. While Midland is currently prepared to close the proposed merger, Midland or UNIFAB would entertain any offer by a third party to purchase UNIFAB or any part of its assets prior to the date that the proposed merger is consummated.


      At the same time, Midland engaged Chaffe & Associates to determine the value of UNIFAB common stock in case Midland were to take UNIFAB private through a short-form merger. Midland initially engaged Chaffe & Associates in June, 2004. Chaffe & Associates made its initial oral report to Midland on September 14, 2004. That report indicated that UNIFAB's common stock could have some residual value if the company's assets were liquidated and its debts paid. Chaffe & Associates indicated, however, that it was using a dated appraisal to value UNIFAB's assets, and asked Midland to secure a more up-to-date appraisal on certain material assets. In late September, Chaffe & Associates received an update on the appraisal indicating that some of the equipment on the prior appraisal had already been sold by UNIFAB and that some equipment had lost value during the intervening years. Based on the new summary appraisal and updated equipment list, on September 29, 2004, Chaffe & Associates delivered to Midland, an oral report indicating that in a liquidation of UNIFAB, the common stock would have no residual value. After receiving this report, Midland determined that it would pay $.20 per share to shareholders of UNIFAB in a short-form merger, even though Midland agreed with both the analysis and the conclusion of Chaffe & Associates. Midland determined to pay cash in the short-form merger with the hope that is willingness to pay more than the value reached by Chaffe & Associates would obviate objections to the transaction. Chaffe & Associates delivered its written opinion to Midland on October 5, 2004, a copy of which is attached hereto as Exhibit C.


      In the nine fiscal quarters ended September 30, 2004 (beginning with the first fiscal quarter ended after the UNIFAB-Midland transaction was closed), UNIFAB has incurred aggregate net losses of approximately $34.6 million. These losses included approximately $14.2 million related to write-downs on properties and assets acquired in earlier UNIFAB acquisitions and $4.9 million in interest expense associated with debt incurred to finance such acquisitions. UNIFAB has incurred additional losses associated with the lack of basic maintenance of UNIFAB's facilities and equipment during years of neglect. UNIFAB continues to suffer from competition from the local company that hired the management team formerly responsible for UNIFAB's success and reputation. Most important, UNIFAB has not had the cash reserves that many of its competitors have had to face the challenges of globalization and outsourcing in the offshore fabrication industry during the past three years. Midland has been required to provide directly, or arrange for other parties to provide, working capital for UNIFAB over the course of these nine fiscal quarters. At its highest, UNIFAB's debt for these working capital loans was $17.1 million. At September 30, 2004, UNIFAB owed approximately $10.5 million on these working capital loans. UNIFAB has been unable to repay any portion of the debenture or notes that Midland acquired on August 13, 2002. These notes begin to come due in 2005.


      Midland also considered taking UNIFAB private by asking UNIFAB's board of directors to consider and approve a reverse stock split or a merger of UNIFAB into a company owned by Midland, in either case with the outcome that Midland would be the only remaining shareholder of UNIFAB. Midland determined, however, not to request UNIFAB's board to consider such a transaction because any such transaction, insofar as it would involve the solicitation of proxies and holding a special meeting of the shareholders of UNIFAB, would be more expensive than a short-form merger.

      During the summer and fall of 2004, Midland also considered liquidating UNIFAB, either by shutting down operations and engaging in an orderly liquidation of UNIFAB's assets or by placing UNIFAB in bankruptcy. Midland is UNIFAB's largest creditor, and UNIFAB cannot pay Midland's debt in accordance with its terms. In fact, UNIFAB continues to require additional credit and financial support from Midland in order to meet its obligations to its customers, suppliers and employees. Midland has determined at this time not to liquidate UNIFAB or place UNIFAB in bankruptcy.

            PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

PURPOSES

      The purpose of the merger is for Midland to acquire the minority public interest in UNIFAB. This will enable UNIFAB to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, thereby reducing the administrative and financial burdens associated with being a public company. Midland believes that the limited trading volume in the shares of UNIFAB common stock currently makes ownership of these shares unattractive to the public holders of the shares. Midland also believes that, given UNIFAB's relatively small shareholder base, the costs of maintaining UNIFAB's status as a public company are not justified and that UNIFAB and its shareholders currently derive no material benefit from registration under the Securities Exchange Act.


      In structuring the merger as a short-form merger, rather than proposing to merge UNIFAB into a subsidiary of Midland in a regular merger under Louisiana law, Midland has purposefully reserved for UNIFAB's minority shareholders the right to dissent from the merger should they choose to do so. If the merger were structured as a regular merger under Louisiana law, Midland's 80% vote in favor of the merger would cut off dissenters' rights of minority shareholders. Although Midland, as a shareholder of UNIFAB, does not owe other shareholders any fiduciary duties, Midland engaged an independent financial consultant, Chaffe & Associates, Inc., for the purpose of delivering to Midland an opinion with respect to the fairness of the merger consideration Midland is offering to UNIFAB's minority shareholders.



      Each filing person's purpose for entering this transaction is the same because the financial interests of each filing person are inextricably bound to one another. The Filing Persons are Midland, Midland's wholly-owned subsidiary and Midland's major shareholders. Thus, each of the Filing Persons adopts the purposes and reasons set forth below for entering into the merger.


ALTERNATIVES

      The Filing Persons believe that the short form merger with Midland Acquisition under Section 112 of the Louisiana Business Corporation Law is the quickest and most cost effective way for Midland to acquire the outstanding public minority equity interest in UNIFAB. The Filing

Persons considered and rejected the alternative of a regular merger because of the cost and delay involved in obtaining the approvals of both UNIFAB's board of directors its shareholders. The Filing Persons also rejected the alternative of a tender offer, as it entailed additional costs, and a subsequent short form merger would in all likelihood still be required.


      The Filing Persons believe that the short form merger with Midland Acquisition under Section 112 of the Louisiana Business Corporation Law is the quickest and most cost effective way for Midland to acquire the outstanding public minority equity interest in UNIFAB. The short form merger is also the only merger structure for the transaction that would serve to preserve the rights of minority shareholders to dissent from the merger should they disagree with the amount to be paid by Midland. The Filing Persons considered and rejected the alternative of a regular merger because of the cost and delay involved in obtaining the approvals of both UNIFAB's board of directors and shareholders, and because the fact that Midland's ownership position exceeds 80% would mean that Midland's vote would eliminate the rights of minority shareholders, under Louisiana law, to exercise dissenters' rights. The Filing Persons also rejected the alternative of a tender offer, as it entailed additional costs, and a subsequent short form merger would in all likelihood still be required.


REASONS

      Midland acquired its interest in UNIFAB in August 2002. At that time, UNIFAB's common stock was listed for trading on the NASDAQ SmallCap Market. When Midland invested in UNIFAB, Midland hoped that Midland's financial and credit support would allow UNIFAB to increase revenues and market share. Midland also expected that access to the public markets would ultimately provide access to public capital and greater liquidity. Although Midland anticipated that Midland would be required to provide financial support for UNIFAB because of UNIFAB's weakened financial condition in August 2002, Midland did not expect that the need for financial support would continue indefinitely.


      Despite Midland's financing and credit support, the domestic offshore fabrication market did not see a material increase in demand during the two years following Midland's acquisition of control of UNIFAB, so UNIFAB's revenues and operating profit margins have not improved. In fact, UNIFAB had approximately $34.6 million in net losses from the date of the Midland-UNIFAB acquisition through September 30, 2004. Midland continues to be called upon to provide financial security and support for UNIFAB. No other shareholder of UNIFAB has provided, or offered to provide, such financial support to UNIFAB. UNIFAB's continuing losses have caused the value of its common stock to drop precipitously from the conversion value that Midland agreed to pay in August 2002. In view of UNIFAB's financial results since August 2002, Midland has no expectation that it will recover any value for its investment in UNIFAB through participation in the public trading markets.


      Following years of successively declining revenue and net losses, UNIFAB's common stock was delisted from the NASDAQ SmallCap Market on June 28, 2004 because of insufficient market capitalization, shareholders' equity and net income from operations. Because of the delisting and UNIFAB's declining revenues, Midland has been unable to realize the expected benefits of its ownership in a public company. As a result, Midland has determined that the costs and potential liabilities of maintaining UNIFAB as a public company, particularly since the enactment of the Sarbanes-Oxley Act of 2002, greatly outweigh any potential present or future benefits. Accordingly, Midland has determined to take UNIFAB private.

      In determining whether to acquire the outstanding public minority equity interest in UNIFAB and to effect the merger, Midland considered the following to be the principal benefits of taking UNIFAB private:


   - elimination of UNIFAB's obligations under the Sarbanes-Oxley Act, including obligations to document and test and, where necessary, develop and/or revise its internal controls for reporting, which will require UNIFAB to incur approximately $500,000 in the short term (associated with purchasing new accounting software in the approximate amount of $150,000 and implementing internal control documentation) and approximately $350,000 in additional costs annually associated with engaging additional personnel and/or consultants, as UNIFAB does not currently have the expertise or manpower to meet the requirements imposed on a public company by the Sarbanes-Oxley Act, and paying increased auditing fees;


   - reduction in the amount of public information available to competitors about UNIFAB's business that would result from the termination of UNIFAB's obligations under the reporting requirements of the Commission;

   - elimination of additional burdens on management associated with public reporting and other tasks resulting from UNIFAB's public company status;

   - a decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, UNIFAB would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its shareholders annual reports and proxy statements), that Midland anticipates could result in substantial savings each year, including audit and legal fees; and

  - the fact that UNIFAB's shares were recently de-listed from trading on a recognized national exchange and are thinly traded and the thin trading volume makes the shares relatively illiquid; and the merger transaction would provide immediate liquidity to the non-affiliated shareholders of UNIFAB.

      Midland also considered the advantages and disadvantages of certain alternatives to acquiring the minority shareholder interest in UNIFAB, including leaving UNIFAB as a majority-owned, public subsidiary.

      In the view of Midland, the principal advantage to Midland of leaving UNIFAB as a majority-owned, public subsidiary would be the ability of Midland to invest for other purposes the cash that would otherwise be required to buy the minority shareholder interest in UNIFAB. Midland concluded that the advantages of leaving UNIFAB as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

      There are approximately 1,200 holders of record of approximately 889,716 shares to be exchanged in the merger. Midland believes that the majority of UNIFAB's shareholders hold relatively small positions. UNIFAB's shareholders owning limited amounts of UNIFAB's common stock have limited liquidity because typical transaction costs for the public sale of their shares in most cases represent a large percentage of the value of their holdings at current market prices. The going-private transaction described in this Schedule 13E-3 will allow these shareholders to liquidate their holdings at a fair value without these transaction costs.

      The Filing Persons have determined to effect the merger at this time because they wish to immediately realize the benefits of taking UNIFAB private, as discussed above. UNIFAB's stock price was not a significant factor in the timing of the Filing Persons' decision to conduct the merger.

      This Rule 13e-3 transaction is structured as a short-form merger under
Section 112 of the Louisiana Business Corporation Law. This form of merger allows the unaffiliated shareholders of UNIFAB to receive cash for their shares of UNIFAB common stock quickly and allows UNIFAB to become a wholly owned subsidiary of Midland without any action by the board of directors of UNIFAB or the shareholders of UNIFAB.

EFFECTS

      General. Upon completion of the merger, only the holders of the stock of Midland will have the opportunity to participate in the future earnings and growth, if any, of UNIFAB. Similarly, only the holders of the stock of Midland will face the risk of losses generated by UNIFAB's operations or the decline in value of UNIFAB after the merger. The Filing Persons will indirectly realize all of the benefit in the estimated cost savings resulting from UNIFAB no longer being public. The Filing Persons' beneficial ownership of UNIFAB immediately prior to the merger in the aggregate will amount to approximately 92.1%. Upon completion of the merger, the Filing Persons' interest in UNIFAB's book value (approximately $2.1 million on December 31, 2003) and net income (loss) (approximately $(11.8 million) for the fiscal year ended December 31, 2003) will increase from approximately 92.1% to 100% of those amounts.

      Shareholders. Upon completion of the merger, the minority shareholders of UNIFAB will no longer have any interest in, and will not be shareholders of, UNIFAB and therefore will not participate in UNIFAB's future earnings and potential growth and will no longer bear the risk of any decreases in the value of UNIFAB. In addition, the minority shareholders of UNIFAB will not share in any distribution of proceeds after any sales of businesses of UNIFAB, whether contemplated at the time of the merger or after the merger. See Item 6(c), "Purposes of the Transaction and Plans or Proposals - Plans," beginning on page 30 of this Schedule 13E-3. All of the other incidents of stock ownership of UNIFAB's shareholders (other than Midland), such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of UNIFAB and to exercise dissenters rights upon certain mergers or consolidations of UNIFAB (unless such dissenters rights are perfected in connection with the merger), will be extinguished upon completion of the merger.

      Upon completion of the merger, the minority shareholders of UNIFAB will have liquidity, in the form of the merger price, in place of an ongoing equity interest in UNIFAB, in the form of the shares of UNIFAB common stock. In summary, if the merger is completed, the minority shareholders of UNIFAB will have no ongoing rights as shareholders of UNIFAB (other than dissenters' rights in the case of minority shareholders of UNIFAB who choose to perfect such rights under Louisiana law).

      The Shares. Once the merger is consummated, public trading of the shares of UNIFAB common stock will cease. The Filing Persons intend to deregister the shares of UNIFAB common stock under the Securities Exchange Act. As a result, UNIFAB will no longer be required to file annual, quarterly and other periodic reports with the Commission under Section 13(a) of the Securities Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Securities Exchange Act. In addition, the principal shareholder of UNIFAB will no longer be subject to reporting its ownership of shares of UNIFAB common stock under Section 13 of the Securities Exchange Act or to the requirement under
Section 16 of the Securities Exchange Act to disgorge to UNIFAB certain profits from the purchase and sale of shares of UNIFAB common stock.

      The Options. As of December 31, 2003, there are outstanding stock options to purchase up to an aggregate of 49,973 shares of UNIFAB common stock held by certain employees and outside directors pursuant to UNIFAB's Long-Term Incentive Plan and Employee Long Term Incentive Plan. Such options have exercise prices that range from $3.50 per share to $180.00 per share. Prior to the merger, Midland intends to request that the holders of these options agree to a cancellation of the options. The Filing Persons do not anticipate that any option holder will exercise his or her options prior to the merger.

      The Warrants. There are outstanding warrants representing the right to purchase up to an aggregate of 6,000 shares of UNIFAB common stock at a price of $95 per share. An investment banking firm with which UNIFAB had a business relationship holds the warrants. As the warrant purchase price far exceeds the merger price, the Filing Persons do not assume that the warrants will be exercised prior to the merger.

              CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The following is a general description of the material U.S. federal income tax consequences of the merger to beneficial owners of shares of UNIFAB common stock. This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Schedule 13E-3. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. This description does not address any aspect of state, local, foreign or other taxation, and does not address tax considerations applicable to holders that may be subject to special tax rules, including:

      -     banks, financial institutions or insurance companies;

      - real estate investment trusts, regulated investment companies or grantor trusts;

      -     dealers or traders in securities or currencies;

      -     tax-exempt entities;

      - persons who received UNIFAB common stock as compensation for the performance of services;

      - persons who will hold UNIFAB common stock as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

      -     persons that have a "functional currency" other than the U.S.
            dollar;

      -     holders that are not U.S. Holders (as defined below).

      For purposes of this description, a "U.S. Holder" is a beneficial owner of shares of UNIFAB common stock that, for U.S. federal income tax purposes, is:

      -     a citizen or resident of the U.S.;

      - a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

      - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

      - a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

      The receipt of cash by a shareholder, pursuant to the merger or pursuant to the exercise of the shareholder's right to dissent, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a shareholder will recognize gain or loss equal to the difference between (1) the amount of cash that such shareholder receives in the merger (including amounts a shareholder receives if he or she asserts dissenters' rights) and (2) such shareholder's adjusted tax basis in his or her shares of UNIFAB common stock. Such gain or loss will be capital gain or loss if the shareholder holds the shares of UNIFAB common stock as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the merger, the shareholder has held the shares of UNIFAB common stock for more than one year.

      The cash payments made to a shareholder pursuant to the merger will be subject to U.S. federal backup withholding at a rate of 28% unless the shareholder provides to UNIFAB's transfer agent his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. In addition, such payments generally will be subject to information reporting.

EACH BENEFICIAL OWNER OF SHARES OF UNIFAB COMMON STOCK IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                           FAIRNESS OF THE TRANSACTION

FAIRNESS

      Since each of Midland and Midland Acquisition may be deemed to be the beneficial owners of a majority of the shares of UNIFAB common stock, such Filing Persons, together with William A. Hines and Jeanne M. Hines McDaniel, who are also Filing Persons, may be deemed "affiliates" of UNIFAB within the meaning of Section 13e-3 under the Securities Exchange Act. Accordingly, the rules of the Commission require the Filing Persons, as affiliates of UNIFAB, to express their belief as to the substantive and procedural fairness of the merger to the unaffiliated shareholders of UNIFAB.

      The Filing Persons have determined that the merger is both substantively and procedurally fair to the shareholders of UNIFAB who are unaffiliated with Midland. This belief is based, in part, upon the factors considered by Midland in reaching its determination that the merger is fair to the minority shareholders of UNIFAB.

      The views of the Filing Persons are actually the views of William A. Hines. Midland Fabricators and Process Systems, L.L.C. is a limited liability company managed by its sole managing member, William A. Hines. Midland Acquisition, Inc. is a newly-formed Louisiana corporation with a single director, William A. Hines. Mrs. McDaniel, the former wife of Mr. Hines, received her economic interest in Midland in the divorce settlement. During the marriage and thereafter, Mrs. McDaniel has not taken any active role in the management of Midland. She is a filing person solely because of her passive economic interest in Midland. Mrs. McDaniel adopts the reasoning of Mr. Hines for all purposes of this Schedule 13E-3.

      The Filing Persons engaged Chaffe & Associates, Inc. to advise Midland with respect to the value of the outstanding shares of UNIFAB common stock. Chaffe & Associates, Inc. is an independent investment consulting banking firm with experience in valuing companies like UNIFAB. Midland's management decided to pay a merger price in excess of the amount that Chaffe & Associates, Inc. found to be the value of UNIFAB's common stock. In arriving at their conclusions as to fairness of the transaction, the Filing Persons are relying upon the analysis of Chaffe & Associates, and expressly adopt such analysis as their own.

      The Filing Persons adopt as their own the reasoning and conclusions of Chaffe & Associates in regard to the value of UNIFAB common stock, including Chaffe & Associates' conclusion that UNIFAB common stock has no book value, going concern value or liquidation value. The Filing Persons believe that $.20 per share is a merger price in excess of the fair value of a share of UNIFAB common stock despite the historical and current market prices being paid in isolated sales transactions for shares of UNIFAB common stock.

FACTORS CONSIDERED IN DETERMINING FAIRNESS


  Summary. Midland and the other Filing Persons considered various factors in analyzing the fairness of the proposed merger. Each of these factors is discussed in greater detail below. The Filing Persons share the same economic interest in the transaction, and have considered the same factors in analyzing the fairness of the proposed merger. Each Filing Person shares the same purpose and reasons for causing Midland Acquisition to enter into the proposed merger, which are discussed above in "Purpose, Alternatives, Reasons and Effects." In summary, the factors that favor the merger transaction for Midland and the other Filing Persons were:



  The factors that tend to favor the merger are:



- UNIFAB's financial condition is extremely poor, and the merger will help UNIFAB to economize its financial resources by saving approximately $250,000 annually related to the UNIFAB's historical costs of compliance with the federal securities laws, plus $500,000 in initial expenses and $350,000 in annual expenses associated with compliance with enhanced reporting provisions of the federal securities laws that will apply beginning in fiscal 2005. Saving these resources will benefit both UNIFAB and Midland, as its sole shareholder after the merger, but will not benefit the minority shareholders of UNIFAB who will cease to have an economic interest in the company going forward.



- Chaffe & Associates, an independent financial consulting firm experienced in the valuation of businesses such as UNIFAB, has delivered its opinion to Midland that the price to be paid in the merger is fair to the shareholders of UNIFAB, from a financial point of view, and is in fact substantially above the fair value of the common stock of UNIFAB. This factor benefits the minority shareholders of UNIFAB insofar as, in the opinion of Chaffe & Associates, the shareholders would not recover equivalent value were UNIFAB to be liquidated or sold to a third-party buyer. This factor does not benefit UNIFAB or Midland.



- The merger is structured as a short-form merger, consistent with Louisiana law that preserves for minority shareholders the right to exercise dissenters' rights. If the merger were structured in another manner, minority shareholders would not have such rights. This factor benefits minority shareholders and is a detriment to UNIFAB and Midland, which would be the defendants in any lawsuit brought to exercise dissenters' rights.



- While the reported sale prices and reported bid and asked prices of UNIFAB common stock have been in excess of the merger price over the past year, Midland believes that the market for UNIFAB common stock is so illiquid that all minority shareholders of UNIFAB would not be able to sell their shares within a short period of time at or above the currently reported market price. The proposed merger offers all minority shareholders the opportunity to sell their shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby benefits the minority shareholders of UNIFAB.



  The factors that tend not to favor the merger are:



- Minority shareholders of UNIFAB have not been represented in negotiations with Midland, either by the board of directors of UNIFAB (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of minority shareholders. This factor, which is inherent in the short-form merger process, is a detriment to minority shareholders.



- The price to be paid in the merger is below the average trading price of shares of UNIFAB common stock, as reported by Yahoo, during the past year. This factor tends to suggest that the merger is not favorable for minority shareholders.



- Midland will pay less than $500,000 in the merger, which is approximately the cost of initial compliance with the Sarbanes-Oxley Act. If UNIFAB continues as a going concern in the future, Midland and UNIFAB will be the sole beneficiaries of the cost savings that result from going private.



- Should conditions in the offshore fabrication industry improve and UNIFAB's financial condition improve, the minority shareholders of UNIFAB will not participate in any increase in value of their investment in UNIFAB; under such circumstances, only Midland would benefit by an increase in the value of UNIFAB. On the other hand, should conditions in the offshore fabrication industry deteriorate and UNIFAB's financial condition does not improve, only Midland will bear the burden of further loss of value, which would benefit the minority shareholders of UNIFAB.


      In reaching their determination that the terms of the Merger are fair to the shareholders of UNIFAB who are unaffiliated with Midland, the Filing Persons considered the following factors:

      UNIFAB's Financial Condition. The Filing Persons considered UNIFAB's historical and current financial position as presented in the opinion of Chaffe & Associates, including the fact that UNIFAB has generated losses for the past four fiscal years and had a working capital deficiency in each of those years. The reports of UNIFAB's independent auditors for the years 2001, 2002 and 2003 raise substantial doubt about UNIFAB's ability to continue as a going concern. The financial performance as set forth in UNIFAB's Form 10-Q for the period ended June 30, 2004 shows further deterioration with negative gross profit, an overall loss and, for the first time, a deficit in equity. UNIFAB continues to depend on Midland financially for working capital as well as certain financial guarantees in order to gain new contracts. Without the backing of Midland, it is unlikely that UNIFAB will be able to meet its obligations, including obligations under its line of credit, in the ordinary course of business.

      Current and Historical Market Prices. The Filing Persons considered that the per share price to be paid to the shareholders of UNIFAB unaffiliated with Midland in the merger is at a discount to the current and historical prices of UNIFAB's common stock, as presented in the opinion of Chaffe & Associates. The Filing Persons did not place great weight on this fact for purposes of determining the fairness of the merger price and recognized that the merger price provided immediate liquidity to the shareholders. The market for UNIFAB's shares of common stock has been extremely illiquid since UNIFAB's common stock was delisted from trading on the NASDAQ SmallCap Market in June 2004. The opportunity for a significant number of shares of UNIFAB common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote. According to Yahoo.com, shares of UNIFAB common stock traded for $.30 per share on November 11, 2004 on the over-the-counter market. This price was well above the $0.20 per share value to be paid to the shareholders of UNIFAB unaffiliated to Midland. The Filing Persons believe that the reported market price of UNIFAB's common stock is not indicative that the merger price is unfair. Among other reasons, the Filing Persons believe that there is limited trading activity in UNIFAB common stock and a relatively illiquid trading market. The merger price, on the other hand, will be paid to all shareholders of UNIFAB who are not affiliated with Midland.

      Net Book Value. As of June 30, 2004, UNIFAB had a deficit in shareholders' equity of $4.7 million, resulting in a book value per share of negative $0.57. The Filing Persons believe that the merger price represents a fair price when compared with such book value.

      Comparable Companies Analysis. The Filing Persons considered an analysis of market values and trading multiples of UNIFAB and a peer group of four publicly-traded companies in UNIFAB's business as presented in the opinion of Chaffe & Associates. Based on the opinion, which analyzed Global Industries, Ltd., Gulf Island Fabricators, Inc., McDermott International, Inc., and NATCO Group, Inc., the Filing Persons believe the per share consideration to be paid to the minority shareholders of UNIFAB is substantially greater than the value per share implied by the comparable companies analysis. For a more detailed explanation of this analysis, see the summary of Chaffe & Associates' Comparable Companies Analysis on page 15.

      Breakup/Liquidation Value Analysis. The Filing Persons considered the breakup/liquidation analyses as presented in the opinion of Chaffe & Associates. Based on the opinion, the Filing Persons concluded that both the orderly liquidation value and forced sale liquidation value implied by the breakup/liquidation models presented in the opinion are substantially less than the merger price proposed to be paid in the merger.

      Opinion of Chaffe & Associates. In addition to the foregoing factors, the Filing Persons relied upon the analysis of the merger price performed by Chaffe & Associates as well as the opinion of Chaffe & Associates, as described in "Special Factors - Reports, Opinions, Appraisals and Negotiations", beginning on page 11.


      After performing its analyses, Chaffe & Associates determined that UNIFAB common stock had no fair value. This finding is not surprising to Midland in light of the facts that:



  o At June 30, 2004, UNIFAB had a $4.7 million deficit in shareholders' equity, so UNIFAB common stock had a negative book value;



  o UNIFAB has not had positive earnings since 1999 and its current budget does not project positive earnings for the foreseeable future; and



  o UNIFAB does not have positive cash flow and its current budget does not project positive cash flow for the foreseeable future.



      The Filing Persons determined that Midland would pay $.20 per share in the proposed merger even though the Filing Persons agree with, and expressly adopt as their own, the approach, reasoning and conclusions of Chaffe & Associates. Midland believes that $.20 per share is a fair price because it is in excess of the actual fair value of UNIFAB common stock. Midland arrived at this price in part because the aggregate price to be paid in the short form merger represents part of the savings that UNIFAB will realize in the short term by becoming a private company (based upon Midland's estimate that compliance has generally cost UNIFAB approximately $250,000 per year, and compliance with Sarbanes-Oxley would cost approximately $500,000 in 2005), offset by the estimated legal fees and other costs that Midland estimates will be incurred in connection with the going-private transaction. Additionally, Midland believes that paying a merger price that is $.20 per share above the fair value of UNIFAB common stock should reduce the risk that shareholders would dissent from the proposed merger.


      Lack of Firm Offers. Midland has not received a firm offer for UNIFAB from a third party in the two years leading up to this transaction. From time to time over the past year, Midland has received indications of interest from two parties in a possible acquisition of UNIFAB or certain assets of UNIFAB. In each case, Midland has encouraged the interested party to make a firm offer to acquire UNIFAB and has encouraged UNIFAB's management to cooperate in requests for further information. In neither case has the third party determined to make a firm offer to acquire UNIFAB. In preliminary conversations, both interested parties indicated an unwillingness to pay cash for the common stock of UNIFAB. In one case, the potential acquirer considered the possibility of acquiring only certain assets of UNIFAB in a transaction that would involve a bankruptcy filing by UNIFAB that would have the effect of eliminating any value to the common shareholders. In such case, Midland rejected the proposal involving the bankruptcy process. The Filing Persons believe that it is unlikely that finding a third party buyer for UNIFAB is a realistic option for the shareholders of UNIFAB unaffiliated with Midland. The Filing Persons believe that, over the coming year, UNIFAB would continue to be viable only if either Midland or a third party buyer provided substantial financial support to UNIFAB. UNIFAB's independent auditors concluded as of December 31, 2003 that there is a substantial doubt about UNIFAB's ability to continue as a going concern. Midland has been unable to find any third party buyer willing to provide financial support to UNIFAB, so long as UNIFAB continues to be publicly owned. Chaffe and Associates has determined that if UNIFAB's assets are liquidated, the holders of common stock would not receive any value for their interests in UNIFAB. These facts suggest that the merger is a fair alternative to the shareholders of UNIFAB, insofar as the merger is the only transaction that is likely to provide cash compensation to all shareholders of UNIFAB other than Midland.


      During the past year, Midland has considered various alternatives for maximizing the value of its investment in UNIFAB, and Midland's representatives on the Board of Directors of UNIFAB have considered various alternatives for preserving value for other minority shareholders in UNIFAB. For example, since Midland engaged the firm of Chaffe & Associates, Inc. to consider the fairness of the proposed merger transaction, UNIFAB has engaged in discussions with Dynamic Industries, Inc. and representatives of The Shaw Group regarding the acquisition of UNIFAB. Those discussions ceased because, as Midland's representatives on the Board of Directors of UNIFAB appreciated their positions, neither Dynamic Industries nor The Shaw Group has offered any transaction that would provide value to UNIFAB's common shareholders. Midland believes that any potential acquirer would apply substantially the same analysis that Chaffe & Associates applied in their determination that UNIFAB's common stock has no value at this time. Midland believes that the proposed merger is more favorable to shareholders of UNIFAB than would be any transaction involving a sale or liquidation of UNIFAB (whether pursuant to federal bankruptcy laws or otherwise) in which the common stock of UNIFAB would not receive any value.



      Midland's representatives on the board of directors of UNIFAB have also considered opportunities to sell portions of UNIFAB. On September 7, 2004, UNIFAB engaged a broker to try to sell its Lake Charles and Allen Process Systems facilities.



      While Midland currently intends to take UNIFAB private through a short-form merger, until the time that the merger is effected, Midland will consider any other alternative that would maximize shareholder value and yield more than $.20 per share for the common shareholders of UNIFAB.


      Purchase Price in Previous Purchases. The Filing Persons did not consider the purchase prices paid by the Filing Persons for past purchases of shares of UNIFAB stock to be material to their conclusion regarding the fairness of the merger because the prices paid or deemed to have been paid for such shares of UNIFAB stock may not reflect the current value of UNIFAB. UNIFAB's financial condition has materially worsened since such purchases were made.


      Average Market Prices for UNIFAB Common Stock. The Filing Persons are aware that during the past year, shares of UNIFAB common stock have traded at an average price substantially in excess of the $0.20 per share price to be paid in the merger. For example, on November 11, 2004, shares of UNIFAB common stock traded at $.30 per share, on the over-the-counter market, as reported by Yahoo.com. Yahoo reports that UNIFAB common stock has traded in a range between $.30 and $14.60 in the 52-week period ended December 30, 2004. The Filing Persons do not believe that the average trading price or any particular trading price of UNIFAB common stock over the past year has been representative of the value of UNIFAB common stock. Instead, the Filing Persons adopt the analysis of Chaffe & Associates as to the value of UNIFAB common stock. The Filing Persons can offer no explanation why shares of UNIFAB common stock have traded at prices substantially above $.20 while UNIFAB's financial statements have included a "going concern" qualification and UNIFAB's balance sheet has shown negative shareholder equity.



      In September 2004, Midland converted a portion of its convertible debenture into UNIFAB common stock at a conversion price of $3.50 per share. Midland converted only that portion of the debenture that allowed Midland's common stock ownership to exceed 90%, thereby making the short-form merger procedure available. One effect of the partial conversion of Midland's debenture was to decrease UNIFAB's debt, thereby increasing its shareholder equity. This increase in shareholder equity was taken into account by Chaffe & Associates in arriving at its valuation of UNIFAB common stock. The conversion price of the debenture was arrived at by arms' length negotiations between UNIFAB and Midland in April 2002, and was established by contract at that time. The conversion price represented the per share market price of UNIFAB's common stock at the time the convertible debenture agreement was executed (as adjusted for a later 10-to-1 reverse stock split). Because the conversion price was established years before the actual conversion, the conversion price was not reflective of the fair value of UNIFAB common stock on the date of conversion.

      Procedural Fairness. The Filing Persons, for the specific reasons set forth below, have determined that the merger is procedurally fair to the unaffiliated shareholders of UNIFAB. In making such determination, the Filing Persons considered that Louisiana law grants to all 90% shareholders the right to effect a short-form merger in a unilateral fashion, without any requirement that the terms of the merger be negotiated with the minority shareholders or that the minority shareholders, either through the company's board of directors or through any other type of representative, have any impact on the terms of the transaction.



      The Filing Persons believe that Louisiana's short-form merger statute is procedurally fair to minority shareholders because it allows them to exercise dissenters' rights and demand "fair value" for their shares as determined by a court. (See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" beginning on pages 2 and 24, respectively, of this Schedule 13E-3.) If Midland were to effect the merger using Louisiana's ordinary corporate merger statute, minority shareholders would not have the right to dissent from the merger. The Louisiana legislature thus balanced the interests of majority and minority shareholders by allowing the holder of an overwhelming majority of shares to act unilaterally, but at the same time preserving the rights of the minority to a hearing before an independent judge. Accordingly, although the minority shareholders of UNIFAB have not had the protections that could have been available from a process of negotiation between Midland and independent representatives of the minority shareholders, they do have protections afforded by Louisiana law. In fact, Midland chose the short-form merger approach, instead of the regular merger approach, in part to preserve for minority shareholders a right to dissent. The Filing Persons believe that this Schedule 13E-3, together with UNIFAB's public filings, contain relevant information to permit shareholders of UNIFAB who are unaffiliated with Midland to determine whether to accept the merger price or to exercise their dissenter's rights with respect to their shares of UNIFAB common stock.


      In addition to the foregoing factors and analyses, the Filing Persons have considered the following five factors:

      - following the consummation of the merger, the shareholders of UNIFAB who are not affiliated with Midland will cease to participate in the future earning or growth, if any, of UNIFAB, or benefit from an increase, if any, in the value of their holdings in UNIFAB;

      - the interests of the Filing Persons in determining the merger price are adverse to the interests of the shareholders of UNIFAB who are not affiliated with Midland and the fact Midland may have actual or potential conflicts of interest in connection with the merger as disclosed herein;

      - the terms of the merger were not negotiated between Midland, on the one hand, and the board of directors of UNIFAB, or any independent representative of the unaffiliated shareholders of UNIFAB, on the other hand. Louisiana's short-form merger statute allows a 90% shareholder, such as Midland, to act unilaterally in approving a short-form merger. The price to be paid in the merger does not necessarily reflect a price that would have been negotiated between Midland and the board of directors of UNIFAB, if the board had had the ability to negotiate such a price.

      - because the merger is being effected pursuant to a short-form merger under Section 112 of the Louisiana Business Corporation Law and consequently does not require approval by UNIFAB's board of directors or UNIFAB's shareholders (other than Midland), neither UNIFAB's board of directors nor the shareholders of UNIFAB who are not affiliated with Midland will have the opportunity to vote on the merger; and

      - UNIFAB was not separately represented and UNIFAB's board of directors did not participate in the evaluation of strategic alternatives, including the merger.

      After having given these additional five factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair.

      In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the shareholders of UNIFAB unaffiliated with Midland, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

      The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to the shareholders of UNIFAB unaffiliated with Midland, as it is their view that the factors they considered provided a reasonable basis to form their belief.

      No Approval of Security Holders. Because the merger is being effected as a short-form merger under Section 112 of the Louisiana Business Corporation Law, it does not require approval by the shareholders of UNIFAB (other than Midland).

      No Independent Representation. No person has been engaged to act on behalf of the shareholders of UNIFAB who are not affiliated with Midland.

      No Approval of Directors. Because the merger is being effected as a short-form merger under Section 112 of the Louisiana Business Corporation Law, it does not require approval by the board of directors of UNIFAB.

      Other Offers. Except as discussed above, no firm offers have been made in the last two years for: (1) the merger or consolidation of UNIFAB with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of UNIFAB; or (3) a purchase of UNIFAB's securities that would enable the holder to exercise control of UNIFAB.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

REPORT, OPINION OR APPRAISAL

      In order to determine the appropriate fair cash value of shares of UNIFAB common stock, Midland engaged the services of an independent investment banking firm, Chaffe & Associates, Inc. Midland has not received any legal opinions concerning the merger or the tax consequences of the merger to the shareholders of UNIFAB. Additionally, no limitations were imposed by Midland upon Chaffe & Associates with respect to the investigations made or procedures followed by it in rendering its opinion. The Filing Persons adopt both the analysis and the conclusions reached by Chaffe & Associates. The Filing Persons concluded from each of the analyses performed by Chaffe & Associates that UNIFAB common stock has a fair value of $0.

PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL

      On June 14, 2004, Midland engaged Chaffe & Associates to act as its financial advisor and requested that Chaffe & Associates evaluate the fairness and adequacy, from a financial point of view, to the holders of UNIFAB common stock (other than Midland and its affiliates) of the price per share that Midland Acquisition will pay to minority shareholders of UNIFAB. Chaffe & Associates was selected for this assignment based on its experience, expertise and reputation in business valuation, and the fee quoted for the engagement. The terms of the engagement are described in more detail below. As part of its investment banking business, Chaffe & Associates is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, fairness opinions, private placements, minority shareholder representations and valuations for corporate, estate and tax purposes.

      On September 14, 2004, Chaffe & Associates delivered an oral report and workpapers to management of Midland, advising on the preliminary results of its valuation of UNIFAB, specifically that based on information available to date, the UNIFAB common stock appeared to have no value. Chaffe & Associates stated that it was still in the process of reviewing information on UNIFAB's projected financial results and the market value of its assets.

      On September 29, 2004, Chaffe & Associates delivered an oral report and work papers to the management of Midland, advising that in Chaffe & Associates' opinion, the UNIFAB common stock had zero value. For this report, Chaffe & Associates updated the September 14 valuation work papers to account for new information retrieved from UNIFAB to more accurately reflect UNIFAB's projected financial results. Additionally, the report incorporated a verbal report from an appraisal group that provided selective updated appraisals of UNIFAB's assets. Chaffe & Associates stated that its analysis was complete except for receipt of the written report of the appraisal group.

      On October 5, 2004, Chaffe & Associates delivered its written opinion, that as of that date and based upon and subject to various limitations, qualifications and assumptions stated in the opinion, the $0.20 price per share selected by Midland to be paid to minority shareholders of UNIFAB is fair and adequate, from a financial point of view, to the holders of UNIFAB common stock (other than Midland and its affiliates). For this opinion, Chaffe & Associates incorporated the written report of the appraisal group that provided the final selective appraisals of UNIFAB's assets, and, additionally, Chaffe & Associates accounted for an anticipated refund due to UNIFAB of federal income taxes. This report signified the final opinion of Chaffe & Associates in regards to the value of UNIFAB common stock.

      THE FOLLOWING DESCRIPTION OF CHAFFE & ASSOCIATES' OPINION RELATING TO THE PURCHASE PRICE OF $0.20 PER SHARE TO BE PAID TO MINORITY SHAREHOLDERS OF UNIFAB IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WRITTEN OPINION, DATED OCTOBER 5, 2004, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN. THE WRITTEN OPINION IS ATTACHED TO THIS DOCUMENT AS EXHIBIT (C) AND IS SOMETIMES REFERRED TO IN THIS DOCUMENT AS THE "FAIRNESS OPINION." UNIFAB'S SHAREHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY. CHAFFE & ASSOCIATES' OPINION IS DIRECTED TO MR. HINES AS MANAGING MEMBER OF MIDLAND, IS LIMITED ONLY TO THE FAIRNESS AND ADEQUACY OF THE CONSIDERATION TO BE PAID IN THE TRANSACTION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF UNIFAB OR MIDLAND.

      In arriving at its opinion, Chaffe & Associates:

   -     reviewed the draft S.E.C. Schedule 13E-3 related to this transaction;

   - reviewed certain publicly-available financial statements and other information of UNIFAB;

   - reviewed certain financial and operating information of UNIFAB provided by UNIFAB senior management, including independent appraisals of certain UNIFAB property, plant and equipment;

   - interviewed and discussed UNIFAB's past and current operations, financial condition and prospects with UNIFAB's senior management and members of its board of directors and with Midland's senior management;

   - reviewed and discussed the strategic rationale for the transaction with members of both UNIFAB and Midland's senior managements;

   - reviewed current and historical publicly-reported prices of the common stock of UNIFAB;

   - compared the financial performance of UNIFAB and the prices and trading activity of its common stock with those of certain comparable publicly-traded companies and their securities; and

   - performed such other analyses and examinations, and considered such other financial, economic and market criteria as Chaffe & Associates deemed appropriate to its opinion.

      In connection with its review, Chaffe & Associates relied upon and assumed the accuracy and completeness of the financial and all other information publicly available or furnished to it by UNIFAB or Midland or otherwise reviewed by them. Chaffe & Associates did not independently verify the accuracy or completeness of such information nor did it assume any responsibility or liability for such accuracy or completeness. It did not make or obtain any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of UNIFAB, but relied on valuations and appraisals provided to it. With respect to financial projections, Chaffe & Associates assumed, with Midland's consent, that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of UNIFAB's and Midland's senior management as to future financial performance of UNIFAB. Chaffe & Associates expressed no opinion with respect to such forecasts or the assumptions on which they were based. Chaffe & Associates further relied upon the assurance of UNIFAB's and Midland's senior managers that they are not aware of any facts that would render any of the above information inaccurate, incomplete, or misleading. The opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion.

      Chaffe & Associates expressed no view as to, and in its opinion does not address, the relative merits of the transaction as compared to (i) any alternative business strategy that might exist for UNIFAB or Midland, or (ii) the effect of any other strategy to accomplish a going private transaction. Although Chaffe & Associates evaluated the consideration to be paid in the transaction from a financial point of view, it was not asked and did not recommend the specific consideration to the paid. The consideration was determined by Midland. Chaffe & Associates expressed no opinion on the tax consequences of the transaction on UNIFAB or its shareholders.

      In preparing its opinion, Chaffe & Associates performed a variety of financial and comparative analyses, including those described below. The following is a summary of the material analyses performed by Chaffe & Associates, but is not a complete description of all of the analyses underlying the opinion of Chaffe & Associates. The summary includes information presented in a tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The presentation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Chaffe & Associates believes that its analyses must be considered as a whole and that selecting parts of the summary without considering all of its analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete or misleading view of the processes underlying its analyses and the Fairness Opinion.

      In performing its analyses, Chaffe & Associates also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of UNIFAB and Midland. Chaffe & Associates prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Midland. The analyses performed by Chaffe & Associates are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates on the values of companies do not necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different.

      Chaffe & Associates' opinion and analyses were only one of many factors considered by Midland in its evaluation of the transaction and should not be viewed as determinative of the views of Midland with respect to the consideration to be paid to the minority shareholders of UNIFAB or the proposed transaction.

      Assumption Underlying the Analysis: In order for Midland to effectuate the proposed merger as a short-form merger, Midland needed to acquire enough common stock of UNIFAB so that it would have 90% of the issued and outstanding shares. Midland had the right to convert a portion of its convertible debenture into shares of UNIFAB common stock. Accordingly, Midland acquired an additional 771,000 shares of UNIFAB common stock by converting $2,698,000 of its convertible denture at the stated conversion price of $3.50 per share.


     The conversion price of the debentures was established by arms' length negotiations between UNIFAB and Midland in April 2002, and was established by contract at that time. The conversion price represented the per share market price of UNIFAB's common stock at the time the convertible debenture agreement was negotiated (as adjusted for a later 10-to-1 reverse stock split). Because the conversion price was established years before the actual conversion, the conversion price was not reflective of the fair value of UNIFAB common stock on the date of conversion.


      Chaffe & Associates' evaluation assumed that this conversion had taken place as of the merger. Chaffe & Associates also noted that this conversion is accretive to the minority shareholders of UNIFAB.

      Review of UNIFAB's Financial Condition: Chaffe noted that UNIFAB generated operating losses for the past four fiscal years, and had a working capital deficiency in each of those years. The reports of UNIFAB's independent auditors for the years 2001, 2002 and 2003 raise substantial doubt about UNIFAB's ability to continue as a going concern. UNIFAB's recent financial performance for the six-month interim period ending June 30, 2004 showed further deterioration, with negative gross profit, an overall loss and for the first time, a deficit in equity. UNIFAB continues to depend on Midland financially for working capital as well as certain financial guarantees in order to gain new contracts. Without the backing of Midland, it is unlikely that UNIFAB will be able to meet its obligations, including obligations under its line of credit, in the ordinary course of business.

      Despite UNIFAB's dismal financial performance for the six months ending June 30, 2004, UNIFAB's management continues in its efforts to reorganize operations in order to return the company to profitability. UNIFAB has cut selling, general and administrative expenses; has discontinued certain of its unprofitable operations, which is expected to further reduce ongoing expenses; has sold or is in the process of selling certain assets which are no longer productive; and continues its business development efforts. Even given these actions, UNIFAB does not anticipate generating an operating profit for the last six months of 2004, based on the company's current and anticipated level of work. Unless UNIFAB can further reduce expenses, increase its revenue and improve its gross profit margin, management of the company has concern about UNIFAB's potential to achieve profitable operating results in 2005.

      Chaffe & Associates performed a valuation analysis of UNIFAB using the following methodologies: comparable company trading analysis, liquidation/break-up analysis and stock trading analysis. Each of these analyses was used to generate a reference for the equity value of UNIFAB.

      Comparables Companies Analysis: Using publicly available information, Chaffe & Associates reviewed and compared the market value and trading multiples of UNIFAB and a peer group of four selected publicly-traded companies in the oil and gas equipment fabrication business. This methodology was meant to provide a market valuation based on the common stock trading multiples of selected comparable companies. The group consisted of Global Industries, Ltd., Gulf Island Fabricators, Inc., McDermott International, Inc., and NATCO Group, Inc ("Guideline Companies"). Although Chaffe & Associates noted that the Guideline Companies were larger than UNIFAB, Chaffe & Associates selected these companies because they were competitors of UNIFAB who were in the same economic market, providing equipment and products used primarily by offshore oil and gas exploration and production companies.

      Chaffe & Associates noted that none of the Guideline Companies were identical to UNIFAB and that, accordingly, the analysis of comparable public companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies. The Guideline Companies were considered generally comparable to UNIFAB because of their industry and geographic concentration of their work in the Gulf of Mexico. Chaffe & Associates noted the low or negative operating results of three of the four Guideline Companies, who, like UNIFAB, continue to suffer from soft demand for their products and services.

      As discussed below, Chaffe & Associates determined almost all of UNIFAB's financial measures to be negative, which stands in comparison to the Guideline Companies. Regardless, Chaffe & Associates still found the Comparable Companies Analysis to be meaningful because negative financial values do not render the multiples non-comparable, but rather indicate a value of zero or a deficit.

      Chaffe & Associates noted that none of the Guideline Companies were identical to UNIFAB and that, accordingly, the analysis of comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies. The Guideline Companies were considered generally comparable to UNIFAB because of their industry and geographic concentration of their work. Chaffe & Associates noted the low or negative operating results of three of the four Guideline Companies, but noted also that none of them were in the unusual circumstance of UNIFAB, whose auditors provided going concern opinions for the 2001 and 2003 fiscal years.

      The analysis compared information for UNIFAB as of June 30, 2004, and the median data for the Guideline Companies as of the most recent period then available for each comparable company. The table below lists the comparative data.

                                                               Guideline Companies
                                                UNIFAB                Median
                                                ------                ------
Total Assets (000)                           $    31,750           $   454,550
Leverage Ratio                                    111.09%                12.30%
Current Ratio                                      -0.47%                 1.48%
Return on Sales                                   -18.77%                -0.38%
Adjusted Return in Assets                         -23.84%                 0.39%
Adjusted Return on Equity                            N/M                  3.46%
1-Year Growth in Earnings                          42.32%               -17.12%

4-Year Growth in Earnings                          -6.71%                23.97%
Projected 5-Year Growth in Earnings                  N/A                 21.00%
Dividend Payout Ratio                               0.00%                 0.00%

      Chaffe & Associates reviewed the appropriate market values as a multiple of, among other things, latest 12 months ("LTM") earnings per share, LTM cash flow after tax, book value, LTM revenue, and LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") of the Guideline Companies and UNIFAB. All multiples were based on closing stock prices on August 27, 2004. Earnings per share estimates for the Guideline Companies were based on publicly available research analysts' estimates, and earnings per share estimates for UNIFAB were based on internal estimates of the management of the company.

                                                          Guideline Companies
                                                UNIFAB          Median
                                                ------          ------
Price to LTM Earnings                              N/M          46.58x
Price to Projected Earnings (FYE 2004)             N/M          16.01x
Price to Cash Flow After Tax                       N/M          23.16x
Price to Book Value                                N/M           1.38x
Market Capitalization to Revenue                 0.14x           0.88x
Market Capitalization to EBITDA                    N/M          26.95x

      Chaffe & Associates then applied a range of selected multiples implied by the Guideline Companies to the LTM earnings per share, LTM cash flow after tax, book value, LTM revenue and LTM EBITDA for UNIFAB. For this period, UNIFAB's earnings based financial measures were all negative. In addition, UNIFAB had a deficit equity position. When the peer multiple is applied to UNIFAB's only positive financial measure for this period, LTM revenue, the value indication is $19,372,489. Chaffe & Associates concluded that taken as a whole, this analysis resulted in the following implied per share equity value indication for UNIFAB as compared to the per share consideration to be paid to the minority shareholders of UNIFAB.

   Implied Median Equity                  Per Share Merger Consideration
Value Per Share for UNIFAB                           for UNIFAB
--------------------------                           ----------
          $0.00                                          $0.20

      Chaffe determined that the per share consideration to be paid to the minority shareholder of UNIFAB is substantially greater than the value per share implied by the comparable companies analysis.

      Breakup/Liquidation Analysis: In addition to considering UNIFAB as a going concern, Chaffe & Associates calculated the net value of the company's assets that may be available to shareholders upon a liquidation of UNIFAB, as a way to derive an implied equity value. Chaffe & Associates noted, however, that the minority shareholders of UNIFAB cannot force a liquidation of the company and therefore would not necessarily be able to attain the value indicated by such an analysis.

     Chaffe & Associates performed two breakup/liquidation analyses, one assuming an orderly liquidation of UNIFAB and one assuming a forced sale liquidation. Both analyses were based on UNIFAB's June 30, 2004 balance sheet adjusted for projected operating losses through August 30, 2004, and both assumed the receipt of a potential federal income tax recovery anticipated in the third quarter of 2004. Also, both were based on the following three independent appraisals of certain UNIFAB property, plant and equipment, and a fourth independent limited appraisal listed further below, updating the earlier appraisals. The three independent appraisals are as follows: An appraisal of machinery performed by WFA/Collateral Review Services, Inc., dated February 19, 2002 (finding an orderly liquidation value ("OLV") of $12,468,385 and a forced sale liquidation value ("FSLV") of $9,400,830); an appraisal of leasehold property referred to as UNIFAB West performed by Appraiser Associates of Louisiana, dated October 5, 2001 (finding a market value of the leasehold estate "as is" of $5,000,000 and a disposition value of the leasehold estate of $3,500,000); and an appraisal of properties at the Port of Iberia performed by Argote, Derbes, Graham, Shuffield & Tatje, Inc., dated October 22, 2001 (finding a current market value in "as in condition" of $12,000,000; a market value as separate, standalone properties of $14,136,000; and a disposition value in "as in condition" of $7,765,000). Chaffe & Associates also relied on internally generated information provided by UNIFAB's management relative to assets that were disposed of or missing, and a fourth independent appraisal performed by WFA/Collateral Review Services, Inc., which was a limited purpose appraisal dated October 5, 2004, on certain primary machinery and equipment assets, finding an OLV of $5,410,000 and an FSLV of $4,315,000). Additionally, Chaffe & Associates, with the consent of Midland, relied on the accuracy and completeness of the appraisals, however, Chaffe & Associates noted the age of the three appraisals and remains concerned that market conditions may be substantially different at present than at the time of the appraisals.


      The liquidation analyses calculated the liquidation/breakup value of balance sheet assets, net of liabilities of the company (including contingent liabilities), and assumed certain transaction costs such as legal, brokerage fees or other miscellaneous winding up expenses. Chaffe also assumed that any tax that UNIFAB might owe on a gain on the sale of assets would be sheltered from tax by the company's net operating loss carry forwards. These analyses resulted in the following implied per share equity value indications for UNIFAB, as compared to the per share consideration to be paid to the minority shareholders of UNIFAB.

 Orderly Liquidation                              Forced Sale Liquidation
Implied Equity Value                                Implied Equity Value                              Per Share Consideration
Per Share for UNIFAB                                Per Share for UNIFAB                                    for UNIFAB
--------------------                               --------------------                                     ----------
       $0.00                                               $0.00                                               $0.20

      Chaffe & Associates determined that both the orderly liquidation value and forced sale liquidation value implied by the breakup/liquidation models are substantially less than the per share consideration to be paid to the minority shareholders of UNIFAB in the merger.

      Stock Trading Analysis: Chaffe & Associates reviewed and analyzed the historical trading volumes and prices at which UNIFAB's common stock had traded from September 26, 2003 through September 27, 2004, and noted that the median closing price was $1.76 per share. The highest closing price during this period was $10.95 per share on March 2, 2004, and the lowest closing price was $.75 per share on August 31, 2004. The median daily volume of UNIFAB's shares for the 52-week period August 27, 2003 through August 26, 2004 was 5,000 shares. (As a consequence of UNIFAB's stock having been delisted, volume information has been unavailable since August 26, 2004.)

      On February 26, 2004, both price and volume increased sharply, peaking on March 2, 2004 at $10.02 per share on volume of 3,675,900 shares. This trading activity did not coincide with any change in UNIFAB's operations or financial condition, according to UNIFAB. Chaffe & Associates noted that from September 26, 2003 through February 25, 2004, the median closing price of UNIFAB's shares was $1.65, with a median volume of 1,600 shares. Chaffe & Associates notes since this event, both the price and volume of UNIFAB shares were affected through July 25, 2004, after which, prices returned to historic norms.

            Chaffe & Associates then analyzed the price to be paid to the minority shareholders of UNIFAB in the transaction relative to UNIFAB's stock price on September 27, 2004, as well as the 52-week trading range and provided the following analysis.

                                                                                                    Purchase Price
                                                           Price Per Share                        Premium (Discount)
                                                           ---------------                        ------------------
Transaction Price                                               $ 0.20                                       0%
Price at closing on September 27, 2004                          $ 0.75                                     (73%)
52-Week High                                                    $10.25                                     (98%)
52-Week Low                                                     $ 0.75                                     (73%)

      The per share price to be paid to the minority shareholders of UNIFAB in the transaction is at a discount to the current and historical prices of UNIFAB's common stock. In light of UNIFAB's rapidly deteriorating financial condition, Chaffe & Associates determined that recent trading prices were not indicative of the fairness of the per share price to be paid in the transaction.

      Other Valuation Methodologies: Chaffe & Associates was not able to rely on certain other valuation methodologies commonly employed in valuing companies, including discounted cash flow analysis and comparable transaction analysis, largely because of the company's past and anticipated negative operating results. Chaffe & Associates attempted to derive an implied equity value indication for UNIFAB by determining the net present value of after-tax cash flows. Management of UNIFAB provided Chaffe & Associates with a budget for 2004 that incorporates management's attempt to restructure UNIFAB to accommodate trends in the market. This budget reflects management's best estimate of revenue and expenses, including their most recent business development efforts and expense cuts. Although the forecast shows UNIFAB is reducing losses, it is still projecting negative cash flow for the foreseeable future. Because UNIFAB is projected to not have a positive cash flow, the discounted cash flow model indicates a value of zero.


     Accordingly, the methodologies used in a discounted cash flow analysis and a comparable transaction analysis do not yield a suitable comparison between UNIFAB, which has no positive cash flow or earnings, and UNIFAB's competitors, which do have cash flow and earnings. Despite its inability to use these methodologies in assessing the fair value of UNIFAB, Chaffe & Associates concluded that the merger price is fair because any price in excess of $0 is, in the opinion of Chaffe & Associates, a fair price to pay for the stock of a company with negative equity (negative book value per share) and that has historical losses and continues to project negative cash flow and negative earnings for the foreseeable future.


      Chaffe & Associates researched publicly disclosed merger and acquisition activity of companies in UNIFAB's SIC classification. All transactions found by Chaffe were completed prior to 2000. Because market conditions were substantially different than at present, Chaffe has not able to compare these transactions to UNIFAB with any relevance, and was not able to conclude value using that methodology.

      Neither Chaffe & Associates not any of its principal officers or shareholders have ownership interests in UNIFAB or Midland. In 1998, Chaffe & Associates performed certain advisory services for Allen Tank, Inc., in its sale to UNIFAB, for which and in connection with, Chaffe & Associates received customary compensation in the amount of approximately $40,000.00. In 2002, Chaffe & Associates performed certain advisory services for the board of directors of UNIFAB in connection with its transaction with Midland, for which Chaffe & Associates again received customary compensation of approximately $55,000.00.

      Under the terms of this engagement, Midland has agreed to pay Chaffe & Associates a fee of $40,000 for delivery of Chaffe & Associates' opinion relating to this transaction, and agreed to reimburse Chaffe & Associates for direct expenses related to its services, including the reasonable fees and expenses of its legal counsel. In addition, Midland has agreed to indemnify Chaffe & Associates and related persons against liabilities, including liabilities under the federal and state securities laws, arising out of its engagement. Chaffe & Associates does not have an obligation to update, revise or reaffirm the Fairness Opinion. Chaffe & Associates' fee was not contingent on the substance of the opinion it rendered or on the consummation of the proposed merger transaction.

AVAILABILITY OF DOCUMENTS

      Copies of the opinion of Chaffe & Associates are available for inspection and copying at Midland's principal executive offices during regular business hours by any of UNIFAB's interested shareholders, or a representative who has been so designated in writing, and may be obtained by mail, without charge, by written request directed to Midland at the following address: 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002, attention: Frank Cangelosi.

                             TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET.

      See the section above captioned "Summary Term Sheet."

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) Name and Address. The name of the subject company is UNIFAB International, Inc. The principal executive offices of UNIFAB are located at 5007 Port Road, New Iberia, Louisiana 70562 and its telephone number is (337) 367-8291.

      UNIFAB is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding persons that file reports electronically with the Commission at http://www.sec.gov.

      (b) Securities. The exact title of the class of equity securities subject to the merger is UNIFAB's common stock, par value $0.01 per share. As of September 30, 2004, there were 8,997,913 shares of common stock outstanding. Also, as of September 30, 2004, there were outstanding options to purchase 49,973 shares of UNIFAB common stock and a warrant outstanding to purchase 6,000 shares of UNIFAB common stock. The stock options and warrant prices exceed substantially the price to be paid in the proposed merger.

      (c) Trading Market and Price. From September 24, 1997 through June 11, 2002, UNIFAB's common stock, $.01 par value per share, was traded on the Nasdaq Stock Market. Effective June 12, 2002, UNIFAB transferred its common stock listing to the Nasdaq SmallCap Market, and the stock continued to trade under the symbol "UFAB." The transfer to the Nasdaq SmallCap Market resulted in a more favorable cost structure and less stringent listing requirements than that of the Nasdaq Stock Market. Effective June 28, 2004, UNIFAB's common stock was delisted from the Nasdaq SmallCap Market and began trading over -the counter, with certain transactions reported in the "pink sheets."

      On August 1, 2003, UNIFAB's shareholders approved a one-for-ten reverse stock split of the outstanding shares of UNIFAB common stock, which became effective immediately after Midland converted its initial equity investment in UNIFAB (which was in the form of Series A preferred shares) into UNIFAB common stock. As a result of the reverse stock split, as of August

8, 2003 there were 8,201,899 outstanding shares of UNIFAB common stock, with Midland holding 7,380,000 shares.

      The following table sets forth the high and low bid prices per share of UNIFAB common stock for each fiscal quarter in the years ended December 31, 2003 and 2002 and the first and second fiscal quarters of 2004, through June 27, 2004, giving effect to the one-for-ten reverse stock split. Prices are those reported by the Nasdaq SmallCap Market (from June 12, 2002 through June 27,
2004) and the NASDAQ Stock Market (from January 1, 2002 through June 11, 2002). Since June 28, 2004, trading in UNIFAB common stock has been sporadic, and reliable trading information is not available.

                                                      HIGH            LOW
                                                      ----            ---
December 31, 2004
       First Quarter                                 $14.60          $ 1.15
       Second Quarter through June 27, 2004            8.19            1.34

December 31, 2003
       First Quarter                                 $ 3.80          $ 0.05
       Second Quarter                                  3.90            2.20
       Third Quarter                                   3.60            1.10
       Fourth Quarter                                  2.10            0.90

December 31, 2002
       First Quarter                                 $ 8.40          $ 1.60
       Second Quarter                                 13.00            2.00
       Third Quarter                                   9.40            2.00
       Fourth Quarter                                  3.90            1.60

      (d) Dividends. UNIFAB has not paid dividends to its common shareholders in the two most recent fiscal years. UNIFAB intends to retain earnings, if any, to meet its working capital requirements and to finance the future operations and growth of its business and, therefore, does not plan to pay any cash dividends to holders of its common stock in the foreseeable future. Further, under Louisiana law, UNIFAB may only pay dividends from retained earnings or capital surplus. At the present time, UNIFAB has no retained earnings or capital surplus. Accordingly, UNIFAB cannot legally pay dividends until UNIFAB returns to profitability and has retained earnings or capital surplus. UNIFAB is also restricted from paying dividends in the foreseeable future under the terms of its credit agreements.

      (e) Prior Public Offerings. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, UNIFAB, has made an underwritten public offering of the shares of UNIFAB common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration pursuant to Regulation A thereunder.

      (f) Prior Stock Purchases. None of the Filing Persons and no affiliate of any of the Filing Persons have purchased any shares of UNIFAB common stock during the past two years, except as described under Items 5(a) and (e) below.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

      MIDLAND FABRICATORS AND PROCESS SYSTEMS, L.L.C.

      (a) Name and Address. The principal business address of Midland Fabricators and Process Systems, L.L.C. ("Midland"), which also serves as its principal office, is 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002, and its telephone number is (504) 837-5766.

      (b) Business and Background of Entity. Midland, a Louisiana limited liability company, beneficially owns approximately 92.1% of UNIFAB's common stock. Midland holds common stock and a convertible debenture of UNIFAB and otherwise does not engage in any business activities.

      (c) Business and Background of Natural Persons. William A. Hines is the sole manager of Midland and the owner of a 45.5% membership interest in Midland and 1,097 shares of UNIFAB's common stock. Jeanne M. Hines McDaniel is the owner of a 45.5% membership interest in Midland. The business address, position with Midland, principal occupation, five-year employment history and citizenship of Mr. Hines and Ms. Hines McDaniel, as well as the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below.

      MIDLAND ACQUISITION, INC.

      (a) Name and Address. The principal business address of Midland Acquisition, Inc. ("Midland Acquisition"), which also serves as its principal office, is 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002, and its telephone number is (504) 837-5766.

      (b) Business and Background of Entity. Midland Acquisition, a recently formed Louisiana corporation, was formed for the sole purpose of merging with and into UNIFAB. Midland Acquisition is wholly owned by Midland.

      (c) Business and Background of Natural Persons. William A. Hines is the President and the sole director of Midland Acquisition. Frank Cangelosi is the Secretary-Treasurer of Midland Acquisition. The business address, position with Midland Acquisition, principal occupation, five-year employment history and citizenship of Mr. Hines, as well as the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, is set forth below. The business address, position with Midland Acquisition, principal occupation, five-year employment history and citizenship of Mr. Cangelosi, as well as the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, is set forth on Schedule I hereto.

      WILLIAM A. HINES

      (a) Name and Address. William A. Hines's business address is c/o Midland Fabricators and Process Systems, L.L.C. International, Inc., 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002. Mr. Hines beneficially owns (through his ownership interest in Midland, and his direct ownership of 1,097 shares of UNIFAB common stock) approximately 92.1% of UNIFAB's common stock.

      (b) Business and Background of Entity. Not applicable.

      (c) Business and Background of Natural Persons. Mr. Hines, a United States citizen, is the sole manager and the owner of a 45.5% membership interest in Midland. Mr. Hines is Chairman of the Board and President of Nassau Holding Corporation, the parent company of several oilfield-related companies, and an affiliate of Midland. The business address of Nassau Holding Corporation is 3636
N. Causeway, Suite 300, Metairie, Louisiana 70002, and the business telephone number is (504) 837-5766. Mr. Hines became the Principal Executive Officer of UNIFAB in March 2003, and also serves as UNIFAB's Chairman of the Board. Mr. Hines is also a director of Whitney Holding Corporation, a publicly traded regional bank holding company. The business address of Whitney Holding Corporation is 228 St. Charles Avenue, New Orleans, Louisiana 70130. Mr. Hines previously served as a director of UNIFAB from July 1998 through March 2001. For more information regarding Mr. Hines, reference is made to UNIFAB's Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2003.

      JEANNE M. HINES MCDANIEL

      (a) Name and Address. Jeanne M. Hines McDaniel's address is c/o Midland Fabricators and Process Systems, L.L.C. International, Inc., 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002. Ms. Hines McDaniel beneficially owns (through her ownership interest in Midland) approximately 92.1% of UNIFAB's common stock.

      (b) Business and Background of Entity. Not applicable.

      (c) Business and Background of Natural Persons. Ms. Hines McDaniel, a United States citizen, is the owner of a 45.5% membership interest in Midland. Ms. Hines McDaniel is not employed and has not been employed during the past five years.

      Neither William A. Hines nor Jeanne M. Hines McDaniel (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      OTHER PERSONS

      The name, business address, position with the relevant organization, principal occupation, five-year employment history and citizenship of each of the control people, officers and directors and group members, together with the names, principal businesses and addresses of any corporations or other organizations in which principal occupations are conducted, are set forth on
Schedule I hereto.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) Material Terms.

      Under Louisiana law, corporate shareholders that own more than 90% of the voting stock of a Louisiana corporation have the right to cause the Louisiana corporation to merge with the corporate shareholder in a transaction referred to as a "short-form merger." The only corporate action required to perfect a short-form merger is action by the board of directors of the corporate shareholder; no corporate action is required on the part of the company to be merged. In a short-form merger, the shareholders of the merged company other than the shareholder authorizing the merger are entitled to receive the cash value of their shares. Shareholders who disagree with the consideration offered for their shares are entitled to exercise their dissenters' rights under Louisiana corporate law if they satisfy all of the requirements of such exercise.

      Midland and William A. Hines intend to contribute their shares of UNIFAB common stock to Midland Acquisition prior to the effective date of the merger. After that contribution is made, Midland Acquisition will own more than 90% of the total outstanding shares of UNIFAB common stock. Accordingly, the board of directors of Midland Acquisition will have the power to cause UNIFAB to merge with Midland Acquisition. The price that Midland Acquisition will pay to shareholders of UNIFAB unaffiliated with Midland will be $0.20 per share of UNIFAB common stock. This amount was established by Midland based, in part, upon the advice of Chaffe & Associates, Inc., an independent investment banking firm. The factors considered by Chaffe & Associates in arriving at its conclusions with respect to the value of UNIFAB common stock are set out in "Special Factors
- Fairness of the Transaction", beginning on page 7.

      On the date that the short-form merger is effected by Midland Acquisition, Midland Acquisition will cause the stock transfer agent of UNIFAB to send to each shareholder of record of UNIFAB common stock other than Midland Acquisition a letter of transmittal that can be used to exchange such shareholder's UNIFAB common stock for the cash payment of $0.20 per share. Shareholders who do not wish to accept such cash payment, but instead to dissent from the merger will be entitled to do so by following the procedures discussed below under Item 4(d) "Appraisal Rights."

      The reasons for the merger are set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger."

      For federal income tax purposes, the receipt of the cash by holders of the shares of UNIFAB common stock pursuant to the merger will be a taxable sale of the holders' shares of

UNIFAB common stock. See "Special Factors - Certain Federal Income Tax Consequences of the Merger", beginning on page 6.

      (c) Different Terms. Shareholders of UNIFAB will be treated as described in Item 4(a) "Terms of the Transaction - Material Terms", beginning on page 24.

      (d) Appraisal Rights.

ANY SHAREHOLDER OF UNIFAB UNAFFILIATED WITH MIDLAND WHO OBJECTS TO THE MERGER AND DESIRES TO PERFECT DISSENTERS' RIGHTS MUST TAKE THE FOLLOWING STEPS TIMELY. FAILURE TO COMPLY WITH THESE STEPS WILL RESULT IN THE LOSS OF THE RIGHT TO DISSENT FROM THE MERGER. IF ANY SHAREHOLDER UNAFFILIATED WITH MIDLAND LOSES THE RIGHT TO DISSENT, HIS OR HER SHARES WILL BE CONVERTED INTO THE RIGHT TO RECEIVE CASH IN THE AMOUNT OF $0.20 PER SHARE.

      Since Midland Acquisition will be the holder of approximately 90.1% of UNIFAB's outstanding shares at the time of the merger, the merger of Midland Acquisition with and into UNIFAB will be effected pursuant to the provisions of
Section 112(G) of the Louisiana Business Corporation Law, which allows a holder of 90% or more of the shares of a corporation to consent to a "short form merger." The short form merger requires only the approval of Midland Acquisition's board of directors. No vote or other action is required on the part of UNIFAB's board of directors or shareholders, and no vote or other approval of the short form merger will be sought. Section 131 of the Louisiana Business Corporation Law allows a shareholder of UNIFAB who objects to the price offered in the merger and who complies with the provisions of that section to dissent from the merger. Any shareholder unaffiliated with Midland will be entitled to receive the fair value of his or her shares of UNIFAB in cash if he or she properly dissents. The fair cash value of the unaffiliated shareholder's share for this purpose will be determined in an agreement between the shareholder and Midland Acquisition, unless the shareholder cannot agree with Midland Acquisition as to the value. In that case, the state district court for the Parish of Iberia will determine the value of the shareholder's shares.

      To exercise the right of dissent, an unaffiliated shareholder must (i) make a demand, in writing, for the cash value of the shares as of the day before the merger certificate is filed and (ii) deposit his or her shares in escrow with a bank or trust company in Iberia Parish.

      Midland Acquisition will notify each shareholder of the merger by delivery of a copy of the Certificate of Merger. Shareholders who wish to perfect their dissenters' rights must send Midland Acquisition a written demand for payment of the cash value of their UNIFAB shares. Midland Acquisition must receive the demand within 20 days after the date on which the Certificate of Merger was mailed to shareholders. This demand must state the amount the shareholder is demanding for his or her shares and a post office address to which Midland Acquisition may reply to the shareholder. The shareholder must also deposit the certificate(s) representing his or her shares of UNIFAB

Stock in escrow with a bank or trust company located in Iberia Parish, Louisiana. The shareholder must also include with the demand to Midland Acquisition the written acknowledgment of the bank or trust company that holds his or her certificate(s) that it is holding the certificate(s) on the sole condition that the certificate(s) will be delivered to Midland Acquisition upon payment of the value of the shares in accordance with Section 131 of the Louisiana Business Corporation Law. The certificate(s) must also be duly endorsed and transferred to Midland Acquisition.

      EACH SHAREHOLDER MUST DO ALL OF THE THINGS DESCRIBED ABOVE IN ORDER TO PRESERVE HIS OR HER RIGHT TO DISSENT AND TO RECEIVE THE FAIR VALUE OF HIS OR HER SHARES IN CASH. IF ANY SHAREHOLDER DOES NOT FOLLOW EACH OF THESE STEPS AS DESCRIBED, HE OR SHE WILL HAVE NO RIGHT TO DISSENT FROM THE MERGER.

      If Midland Acquisition does not agree with the fair value that an unaffiliated shareholder demands, or does not agree that payment is due, Midland Acquisition will notify such shareholder within 20 days after it receives such shareholder's demand and acknowledgment. In that case, Midland Acquisition's notice will include the value Midland Acquisition is willing to pay for the shares or a statement of its belief that no payment is due. If the shareholder does not accept the amount offered by Midland Acquisition, the shareholder must file suit against Midland Acquisition in the state district court for the Parish of Iberia for a judicial determination of the fair cash value of the shares. This suit must be filed within 60 days after receipt of Midland Acquisition's notice. If a shareholder fails to bring such a suit within the applicable 60-day period, such shareholder will be deemed to have consented to accept Midland Acquisition's position in its notice (either that no payment is due or that Midland Acquisition owes the shareholder only the amount specified).

      If a suit is filed and Midland Acquisition deposits with the court the amount, if any, that it specified in its notice of disagreement, then the costs (not including legal fees) of the suit will be taxed against the shareholder if the amount finally awarded to him or her, exclusive of interest or costs, is equal to or less than the amount deposited by Midland Acquisition. Otherwise, the costs (not including legal fees) will be taxed against Midland Acquisition. The same rules apply to interventions in this instance as to the filing of the suit itself.

      If a shareholder files a demand for the value of his or her shares, such shareholder will cease to have any rights as a shareholder of UNIFAB or Midland Acquisition except the rights created by Section 131 of the Louisiana Business Corporation Law. A shareholder may voluntarily withdraw his or her demand at any time before Midland Acquisition gives its notice of disagreement. If a shareholder wishes to withdraw his or her demand after that time, such shareholder may only do so with the written consent of Midland Acquisition.

      Any shareholder of UNIFAB who wishes to dissent should send any communications in that regard to Martin Bech, Secretary, UNIFAB International, Inc., 5007 Port Road, New Iberia,

Louisiana 70560, accompanied by all items required by the Louisiana Business Corporation Law. All such communications should be signed by or on behalf of the dissenting shareholder in the form in which his or her shares are registered on the books of UNIFAB.

      The foregoing summary of dissenters' rights under the Louisiana Business Corporation Law is necessarily incomplete and is qualified in its entirety by reference to 131 of the Louisiana Business Corporation law, which is set forth in its entirety in this Schedule 13E-3 as Exhibit (f).

      (e) Provisions for Minority Security Holders. None of the Filing Persons intends to grant minority shareholders special access to Midland Acquisition's or UNIFAB's records in connection with the merger. None of the Filing Persons intends to obtain counsel on behalf of or appraisal services for minority shareholders of UNIFAB.

      (f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) Transactions.

      On April 26, 2002, UNIFAB entered into a preferred stock purchase, debt exchange and modification agreement with Midland (the "Midland Agreement"). Pursuant to the Midland Agreement and prior to its consummation on August 13, 2002:

   - UNIFAB consented to Midland's acquisition of the rights of the lenders under UNIFAB's credit agreement dated November 30, 1999, as amended, with Bank One Louisiana, N.A. and three other commercial banks. On May 1, 2002, Midland acquired the rights of those lenders under the credit agreement for $13,870,000 in cash, the source of which was capital contributions from its members. On that date, the total amount of the principal, accrued interest and penalties owing under the credit agreement was $21,331,564. Thereafter, and prior to the consummation of the Midland Agreement, Midland advanced UNIFAB $2,814,500 for working capital needs and to establish a cash collateral account with Bank One to secure UNIFAB's obligations under outstanding letters of credit.

   - Midland acquired claims against UNIFAB in the amount of $5,622,881 held by UNIFAB's unsecured creditors. Midland's acquisition cost for these claims was an aggregate of $2,851,373, including payments made for the unsecured creditors, fees paid to a collection agent and attorney's fees. Midland's source of these payments was capital contributions from its members.

   - Midland agreed to assist UNIFAB in obtaining a $7 million line of credit, and UNIFAB and Midland subsequently agreed that this line of credit would be in the amount of $8 million. UNIFAB subsequently established the line of credit with the Whitney National Bank. An affiliate of Midland has guaranteed UNIFAB's obligations under the line of credit.

   - UNIFAB agreed to take all steps necessary to continue the listing of UNIFAB's common stock on the Nasdaq SmallCap Market for a period of at least two years following consummation of the Midland Agreement.

      Upon consummation of the Midland Agreement on August 13, 2002:

   - $10,000,000 of the amount UNIFAB owed Midland under the credit agreement was cancelled in exchange for 738 shares of UNIFAB's Series A preferred stock. Each share of this preferred stock had voting rights equal to 100,000 shares of UNIFAB's common stock, and would convert into 100,000 shares of UNIFAB's common stock when the authorized number of UNIFAB's unissued and unreserved common shares was at least 100 million.

   - $12,791,024 of the amount UNIFAB owed Midland under the credit agreement was converted into the following, which continue to constitute secured indebtedness under the credit agreement: (i) a convertible debenture in the principal amount of $10,651,564 payable in five equal annual installments, bearing interest at Wall Street Journal Prime (that is, the prime rate of interest reported in the Wall Street Journal in its daily table of "Money Rates") plus 2.5 percentage points and convertible into shares of UNIFAB's common stock at $3.50 per share (the closing price of UNIFAB common stock on the Nasdaq National Market on March 6, 2002, the date UNIFAB concluded negotiations on the terms of the convertible debenture, which price has been adjusted to reflect the one-for-ten reverse split effected by UNIFAB on August 1, 2003); and (ii) a promissory note in the principal amount of $2,139,500 (the amount of the advances made to UNIFAB by Midland after UNIFAB entered into the Midland Agreement), which is payable August 13, 2005 and bears interest at the rate of Wall Street Journal Prime plus 3.0 percentage points.

   - Midland transferred to UNIFAB the claims it had acquired from UNIFAB's unsecured creditors in the amount of $5,622,881. In exchange for these claims, UNIFAB delivered to Midland a promissory note in the principal amount of $4,708,936, payable August 13, 2006, and bearing interest at the rate of Wall Street Journal Prime plus 3.0 percentage points. This promissory note also constitutes secured indebtedness under UNIFAB's credit agreement with Midland.

   - $675,000 of the amount UNIFAB owed Midland under the credit agreement was cancelled in exchange for the assignment to Midland of accounts receivable of UNIFAB's subsidiary, Superior Derrick Services of Texas, L.L.C., in the amount of $1,191,405, against which UNIFAB had established reserves of $516,405.

   - $680,000 of the amount UNIFAB owed Midland under the credit agreement (substantially all of which consisted of penalties) was forgiven by Midland, and Midland waived all of UNIFAB's defaults under the credit agreement.

      On August 1, 2003, the shareholders of UNIFAB approved an increase in the number of shares of authorized common stock to 150,000,000 shares, and approved a one-for-ten reverse stock split of the outstanding shares of UNIFAB's common stock, to be effective immediately after the conversion of Midland's series A preferred shares. Accordingly, on August 3, 2003, each share of series A preferred stock was converted into 100,000 shares of UNIFAB common stock and the one-for-ten reverse stock split was effected, resulting in Midland owning 7,380,000 shares of common stock of UNIFAB. Also as a result of the increase in UNIFAB's authorized shares, Midland had the right, at any time, to convert its convertible debenture into up to 3,043,304 shares of common stock of UNIFAB.

      Since the closing of the Midland Agreement, Midland has provided financial, operational and management support to UNIFAB. Under an informal arrangement with UNIFAB, Midland has agreed to provide financial support and funding for working capital or other needs at Midland's discretion from time to time. At June 30, 2004, $7,800,000 was outstanding and owed to Midland related to this informal arrangement. Midland provided a standby letter of credit to a customer of UNIFAB in support of a contract included in UNIFAB's backlog at December 31, 2003. The letter of credit was in the amount of $3.1 million and expired on March 31, 2004. Since that time, UNIFAB has been awarded contracts, totaling $13.1 million, which have required a financial guarantee or letter of credit from Midland. Midland also provides accounting information system and reporting services to UNIFAB, including maintaining computer hardware and software to process financial information and produce management reports, processing data associated with those reports, assisting in report design and preparation, processing operating and payroll checks, consulting assistance with the design and implementation of financial reporting systems and other related services.

      In the year ended December 31, 2003, UNIFAB executed several contracts with Ridgelake Energy, Inc. to fabricate a platform and design and manufacture process equipment. Ridgelake is owned and controlled by Mr. William A. Hines and his family. The total value of these contracts was $6.9 million; these contracts were completed at December 31, 2003. Included in revenue and gross profit for the year ended December 31, 2003 are $6,872,000 and $922,000, respectively, related to these contracts. At December 31, 2003, UNIFAB had a $41,000 receivable from Ridgelake related to these contracts.

      (b) Significant Corporate Events.

      Prior to consummation of the Midland Agreement, UNIFAB entered into agreements, effective April 2002, terminating the employment agreement of Dailey
J. Berard, who was then a director of UNIFAB and was formerly chairman of the board, president and chief executive officer of UNIFAB, and the consulting agreement of Jerome E. Chojnacki, who was then the chairman of the board, president and chief executive officer. Also effective April 2002, UNIFAB obtained the resignation of Mr. Berard as a director and the resignation of Mr. Chojnacki as Chairman of the Board, President and Chief Executive Officer. Upon consummation of the transaction, Charles E. Broussard resigned from UNIFAB's board of directors, and the remaining directors, Perry Segura and George C. Yax, appointed Mr. Hines, Frank J. Cangelosi, Jr., William A. Downey, Daniel R. Gaubert, Donald R. Moore and Allen C. Porter, Jr., all designated by Midland, as members of the board. These changes to UNIFAB's board of directors were made in connection with the closing of the transactions contemplated by the Midland Agreement.

      Other than as described in this section and elsewhere in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (1) any of the Filing Persons, or to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (2) UNIFAB or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of UNIFAB's securities, election of UNIFAB's directors or sale or other transfer of a material amount of assets of UNIFAB.

      (c) Negotiations or Contacts. Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (1) any affiliates of UNIFAB or (2) UNIFAB or any of its affiliates and any person not affiliated with UNIFAB who would have a direct interest in such matters.

      (e) Agreements Involving the Subject Company's Securities.

      Prior to consummation of the Midland Agreement, Midland agreed to cause its designees to the board of directors to approve the calling of a meeting of shareholders for the purpose of voting on an increase in the authorized number of shares of UNIFAB's common stock, and to approve a rights offering pursuant to when UNIFAB would offer common stock to its shareholders for $3.50 per share. Midland also agreed to vote its shares in favor of the proposed increase in the authorized number of UNIFAB's shares. The increase in UNIFAB's authorized shares and reverse stock split are described in Item 5(a) above. The rights offering was not consummated because the trading price of UNIFAB's common stock has been less than $3.50 per share since the date of the Midland Agreement, except for certain sporadic trading in the over-the-counter market.

      Other than as described in this section and elsewhere in this Schedule 13E-3, there have been no agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of UNIFAB.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) Use of Securities Acquired. In the merger, all shares of UNIFAB common stock, except for shares owned by Midland Acquisition, will be converted into the right to acquire the cash purchase price. After the merger, Midland will be the sole holder of UNIFAB common stock.

      (c) Plans. Midland currently expects that, following the consummation of the merger, the business and operations of UNIFAB will continue to be conducted by UNIFAB substantially as they are currently being conducted. Midland intends to continue to evaluate the business and operations of UNIFAB with a view to maximizing UNIFAB's potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing.

      Immediately following the merger, UNIFAB will have only one shareholder, Midland, entitling UNIFAB to terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 15 with the Securities and Exchange Commission. As a result, UNIFAB's common stock will no longer be traded on the over-the-counter market or quoted in the pink sheets, and there will be no public market for UNIFAB's common stock.

      For additional information, see "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Effects" and Item 4(a) "Terms of the Transaction - Material Terms" beginning on pages 4 and 24, respectively, of this
Schedule 13E-3.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER.

See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger" beginning on page 2 of this Schedule 13E-3.

ITEM 8. FAIRNESS OF THE TRANSACTION.

See "Special Factors - Fairness of the Transaction" beginning on page 7 of this
Schedule 13D-3.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

See "Special Factors - Reports, Opinions, Appraisals and Negotiations" beginning on page 11 of this Schedule 13E-3.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of Funds. The total amount of funds required by Midland Acquisition to pay the merger price to all unaffiliated shareholders of UNIFAB, and to pay related fees and expenses, is estimated to be approximately $285,443.20, assuming no outstanding options to acquire UNIFAB common stock are exercised prior to the merger. Midland Acquisition will obtain the necessary funds from capital contributions from its shareholder, Midland. Because Midland intends to provide the necessary funding for the merger, Midland Acquisition has not arranged any alternative financing arrangements.

      (b) Conditions. Midland Acquisition has no legal obligation to consummate the merger as planned. Midland Acquisition may, in its sole discretion, determine not to close the merger at any time. Specifically, should shareholders take legal action to enjoin the merger, Midland Acquisition may determine not to proceed with the merger, but instead to liquidate UNIFAB. Should a third party offer to purchase UNIFAB on terms acceptable to Midland, Midland would not proceed with the merger. The persons filing this
Schedule 13E-3 believe that shareholders of UNIFAB, including Midland Acquisition, may not recover any value for their shares of common stock in the event of a liquidation.

      (c) Expenses. UNIFAB's transfer agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

      None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The fees of Chaffe & Associates, Inc. in connection with its appraisal of the value of shares of UNIFAB common stock will be paid by Midland.

      The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the merger:


                                                              FEES
                                                            --------
Legal fees and expenses                                     $ 84,000
Fees of Chaffe & Associates, Inc.                             45,500
Printing                                                       6,500
Transfer Agent (including mailing)                             7,500
Miscellaneous fees and expenses                                2,500
                                                            --------
           Total                                            $136,000
                                                            ========


      (d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Securities Ownership. At the effective time of the merger, Midland Acquisition is expected to be the owner of 8,108,197 shares of UNIFAB common stock (or approximately 90.1% of the total shares of UNIFAB common stock outstanding). Because (1) Midland holds 100% of the equity interest in Midland Acquisition, (2) William A. Hines holds a 45.5% equity interest in Midland, and
(3) Jeanne M. Hines McDaniel holds a 45.5% equity interest in Midland, each may also be deemed to be the beneficial owners of these shares of UNIFAB common stock.

      (b) Securities Transactions. On September 30, 2004, Midland converted $2,698,500 of a convertible debenture into 771,000 shares of UNIFAB common stock. Midland and William A. Hines will contribute their shares of UNIFAB common stock (or approximately 90.1% of the total shares of common stock outstanding) to Midland Acquisition immediately prior to the merger.

      There were no other transactions in the shares of UNIFAB common stock effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      Not applicable.

ITEM 13. FINANCIAL STATEMENTS.

      (a) Financial Information. The audited consolidated financial statements of UNIFAB as of and for the fiscal years ended December 31, 2003 and December 31, 2002 are incorporated herein by reference to UNIFAB's Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 30, 2004. The unaudited consolidated financial statements of UNIFAB for the six month period ended June 30, 2004 are incorporated by reference to Part I, Item 1 of UNIFAB's Quarterly Report on Form 10-Q for the period ended June 30, 2004, filed with the Commission on August 16, 2004.

      The financial statements of UNIFAB incorporated herein by reference to documents filed with the Commission are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

      (b) Pro Forma Information. Not applicable.

      (c) Summary Information. Set forth below is certain selected consolidated financial information with respect to UNIFAB and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of UNIFAB contained in UNIFAB's Form 10-K and the unaudited consolidated financial statements of UNIFAB contained in UNIFAB's Form 10-Q. The information as of June 30, 2004 is derived from UNIFAB's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. More comprehensive financial information is included in reports and in other documents filed by UNIFAB with the Commission, and the following financial information is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

      The selected financial information presented below as of and for the fiscal years ended December 31, 2001, 2002 and 2003 has been derived from UNIFAB's audited consolidated financial statements. The selected financial information as of and for the six months ended June 30, 2004 and June 30, 2003 are derived from UNIFAB's unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments that UNIFAB considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended June 30, 2004 and June 30, 2003 are not necessarily indicative of results that may be expected for the entire year. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporation by reference herein.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                    Three Months
                                                      Year ended December 31,      ended June 30,
                                                  -------------------------------  --------------
                                                     2001       2002       2003         2003
                                                  ----------  ---------  --------  --------------
                                                   (Dollars in thousands, except per share data)
Statement of Operations Data:
  Revenue                                         $   81,733  $  33,286  $ 55,774  $       14,483
  Cost of revenue                                     79,244     39,260    60,618          13,964
                                                  ----------  ---------  --------  --------------
   Gross profit (loss)                                 2,489     (5,974)   (4,844)            519
  Other operating expenses(2)                          5,490         --        --
  Impairment of Lake Charles Facility                     --      5,074        --              --
  Loss on disposal of equipment                           --        351        --              --
  Impairment of goodwill                              14,786         --        --              --
  General and administrative expense                   7,417      7,242     5,051           1,206
                                                  ----------  ---------  --------  --------------
  Operating income (loss)                            (25,204)   (18,641)   (9,985)           (687)
  Other income (expense):
   Interest expense                                   (2,794)    (1,894)   (1,951)           (504)
   Interest income                                        33         18        11               1
                                                  ----------  ---------  --------  --------------
  Income (loss) before income taxes                  (27,965)   (20,517)  (11,835)         (1,190)
  Income tax expense (benefit)                         1,316         --        --              --
                                                  ----------  ---------  --------  --------------
  Net income (loss)                               $  (29,281) $ (20,517) $(11,835) $       (1,190)
                                                  ==========  =========  ========  ==============
  Basic and diluted earnings (loss) per share(3)  $   (36.02) $   (5.59) $  (1.44) $        (0.15)
                                                  ==========  =========  ========  ==============
  Basic and diluted weighted average
   shares outstanding(3), (4)                            813      3,670     8,200           8,199
  Cash dividends declared per common share(1)     $       --  $      --  $     --  $           --
Other financial data:
  Depreciation and amortization                   $    3,054  $   2,700  $  2,214  $          577
  Capital expenditures                                 2,293      1,194     1,306             174
  Net cash (used in) operating activities                (94)    (2,676)  (10,625)            658
  Net cash (used in) investing activities             (2,203)    (1,037)   (1,236)           (294)
  Net cash provided by financing activities            2,047      3,039    11,791            (251)
Other operating data:
  Direct labor hours worked                        1,176,000    479,000   839,000         190,000
  Number of employees (at end of period)(5)              450        317       425              --
  Backlog (at end of period)                      $    8,333  $  22,487  $  7,617          16,105
                                                   Three Months     Six Months      Six Months
                                                  ended June 30,  ended June 30,  ended June 30,
                                                  --------------  --------------  ---------------
                                                       2004            2003            2004
                                                  --------------  --------------  ---------------
                                                   (Dollars in thousands, except per share data)
Statement of Operations Data:
  Revenue                                         $        9,068  $       24,006  $        22,908
  Cost of revenue                                          9,323          23,303           23,066
                                                  --------------  --------------  ---------------
   Gross profit (loss)                                      (255)            703             (158)
  Other operating expenses(2)                                                 --               --
  Impairment of Lake Charles Facility                      3,307              --            3,307
  Loss on disposal of equipment                              389              --              389
  Impairment of goodwill                                                      --              260
  General and administrative expense                         780           2,364            1,744
                                                  --------------  --------------  ---------------
  Operating income (loss)                                 (4,731)         (1,661)          (5,858)
  Other income (expense):
   Interest expense                                         (538)           (965)          (1,078)
   Interest income                                             5               5                8
                                                  --------------  --------------  ---------------
  Income (loss) before income taxes                       (5,264)         (2,621)          (6,928)
  Income tax expense (benefit)                                --              --               --
                                                  --------------  --------------  ---------------
  Net income (loss)                               $       (5,264) $       (2,621) $        (6,928)
                                                  ==============  ==============  ===============
  Basic and diluted earnings (loss) per share(3)  $        (0.64) $        (0.32) $         (0.84)
                                                  ==============  ==============  ===============
  Basic and diluted weighted average
   shares outstanding(3), (4)                              8,220           8,199            8,211
  Cash dividends declared per common share(1)     $           --  $          --   $            --
Other financial data:
  Depreciation and amortization                   $          569  $        1,159  $         1,138
  Capital expenditures                                        35             719               59
  Net cash (used in) operating activities                    718          (2,136)          (1,089)
  Net cash (used in) investing activities                     16            (682)              97
  Net cash provided by financing activities                  877           3,029            1,130
Other operating data:
  Direct labor hours worked                              123,000         321,000          344,000
  Number of employees (at end of period)                      --              --               --
  Backlog (at end of period)                              12,005  $       16,105  $        12,005

                                   December 31,   December 31,   June 30,
                                       2003           2002         2004
                                   ------------   ------------   --------
                                               (in thousands)
Balance Sheet Data:
  Current assets                   $     14,296   $     12,072   $ 10,127
  Current liabilities                    15,637          9,231     21,640
  Working capital (deficit)              (1,341)         2,841    (11,513)
  Noncurrent assets                      25,923         27,207     21,623
  Noncurrent liabilities                 22,471         16,138     14,830
  Shareholders' equity (deficit)          2,111         13,910     (4,720)
  Redeemable preferred stock                  -              -          -
  Minority interest                           -              -          -

(1) The Company intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of its business, and therefore, does not plan to pay cash dividends to holders of its common stock in the foreseeable future.

(2) Includes primarily asset impairments. See Note 1 to The Consolidated Financial Statements

(3) Earnings (loss) per share and weighted average share amounts have been restated to give effect to the one-for-ten reverse stock split on August 3, 2003.

(4) For the year ended December 31, 2002, basic and diluted weighted average shares include the effect of the conversion of the preferred stock issued on August 13, 2002 in connection with the Midland Recapitalization and Investment Transaction.

(5)   Number of employees only available at fiscal year end.

                                   At December 31,   At June 30,
                                         2003           2004
                                   ---------------   -----------
Shareholders' Equity (Deficit)     $     2,111,000   $(4,720,000)
Share outstanding                        8,201,899     8,226,913

Book value (deficit) per share     $          0.26   $     (0.57)

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

      (b) Employees and Corporate Assets. No employees or corporate assets of UNIFAB will be used by the Filing Persons to consummate the merger.

ITEM 15. ADDITIONAL INFORMATION.

      None.

ITEM 16. EXHIBITS.

      (a) Letter from Midland Fabricators and Process Systems, L.L.C. to UNIFAB International, Inc. shareholders.*

      (b)   None.

      (c) Opinion of Chaffe & Associates, Inc., dated October 5, 2004. Chaffe & Associates has consented to the inclusion of its' opinion as an exhibit as evidenced in this attached opinion.*

      (d)   Power of Attorney.*

      (f)   Section 131 of the Louisiana Business Corporation Law.*

      (g)   None.

       * These exhibits were previously filed in the original 13E-3, dated October 6, 2004, and are incorporated by reference.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2004

                                        MIDLAND FABRICATORS AND PROCESS SYSTEMS,
                                        L.L.C.

                                        By /s/    William A. Hines
                                           -------------------------------------
                                           William A. Hines
                                           Managing Member

                                        MIDLAND ACQUISITION, INC.

                                        By /s/    William A. Hines
                                           -------------------------------------
                                           William A. Hines
                                           President and Chief Executive Officer

                                        William A. Hines

                                           /s/    William A. Hines
                                           -------------------------------------
                                                William A. Hines

                                        Jeanne M. Hines McDaniel

                                        By: /s/    Frank J. Cangelosi, Jr.
                                            ------------------------------------
                                                Frank J. Cangelosi, Jr.
                                                Attorney-in-Fact

                                                                      SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

      The following table lists the name, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of Midland Acquisition, Inc., together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted.

        NAME, BUSINESS
         ADDRESS AND                                                                   POSITION
           BUSINESS                         PRINCIPAL OCCUPATION AND                     WITH
          TELEPHONE                           FIVE-YEAR EMPLOYMENT                      MIDLAND
            NUMBER                                  HISTORY                           ACQUISITION
Frank J. Cangelosi, Jr.          Mr. Cangelosi, a certified public accountant,    Secretary-Treasurer
c/o Nassau Holding Corporation   has served as the Vice President of Finance of
3636 N. Causeway, Suite 300      Nassau Holding Corporation, the parent company
Metairie, Louisiana 70002        of several oilfield-related companies, and an
(504) 837-5766                   affiliate of Midland, since June 1985. Mr.
                                 Cangelosi is a United States citizen.

William A. Hines                 Mr. Hines became the Principal Executive         Director, President
c/o Midland Fabricators and      Officer of UNIFAB in March 2003. Mr. Hines       and Chief Executive
Process Systems, L.L.C.          serves as UNIFAB's Chairman of the Board and is  Officer
3636 N. Causeway, Suite 300      also the Chairman of the Board and President of
Metairie, Louisiana 70002        Nassau Holding Corporation, the parent company
(504) 837-5766                   of several oilfield-related companies,
                                 including Midland. Mr. Hines is also a
                                 director of Whitney Holding Corporation, a
                                 publicly traded regional bank holding company.
                                 Mr. Hines previously served as a director of
                                 our company from July 1998 through March 2001.
                                 Mr. Hines is a United States citizen.

During the past five years, neither Midland Acquisition nor any person listed in the table above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a

                                  Schedule I-1
judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                                  Schedule I-2

                               INDEX TO EXHIBITS

      (a) Letter from Midland Fabricators and Process Systems, L.L.C. to UNIFAB International, Inc. shareholders.*

      (b)   None.

      (c) Opinion of Chaffe & Associates, Inc., dated October 5, 2004. Chaffe & Associates has consented to the inclusion of its opinion as an exhibit as evidenced in their attached opinion.*

      (d)   Power of Attorney.*

      (f)   Section 131 of the Louisiana Business Corporation Law.*

      (g)   None.
----------
* These exhibits were previously filed in the original 13E-3 dated October 6, 2004, and are incorporated by reference.